Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

Commission File Number: 001-33429

Acorn International, Inc.

12F, Xinyin Building, 888 Yishan Rd

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Acorn International, Inc.

Form 6-K

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

By:	/s/ Gordon Xiaogang Wang
Name:	Gordon Xiaogang Wang
Title:	Vice president, chief financial officer

Date: December 29, 2008

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On December 29, 2008, Acorn International, Inc. (“Acorn”), an exempted company with limited liability under the Companies Law of the Cayman Islands, announced that on December 24, 2008, Acorn closed its acquisition of all the outstanding shares of Yiyang Yukang Communication Equipment Co. Limited. Attached to this Report on Form 6-K are the related press release and an English translation of the share purchase agreement.

Exhibit 10.1

Execution Copy

Share Purchase Agreement

This Share Purchase Agreement (this “Agreement”) dated December 18, 2008, is entered into by and among:

(1)	China DRTV, Inc., a company incorporated and existing under the laws of the British Virgin Islands (“Purchaser”);

(2)	Bright Rainbow Investments Limited a company incorporated and existing under the laws of Hong Kong (“Bright Rainbow”);

(3)	Smooth Profit Limited, a company incorporated and existing under the laws of the British Virgin Islands (the “Target Company”);

(4)	Millions People Holdings Limited, a company incorporated and existing under the laws of the British Virgin Islands (“Seller”);

(5)	Luo Jinping, a PRC citizen (PRC ID card No.: 422827197307060020) with address at 23/F, China Economic Trade Building, Zi Zhu Qi Street, Futian District, Shenzhen, PRC;

(6)	Han Tingtao, a PRC citizen (PRC ID card No.: 34010319571016353X) with address at 23/F, China Economic Trade Building, Zi Zhu Qi Street, Futian District, Shenzhen, PRC;

(7)	Long Jieying, a PRC citizen (PRC ID card No.: 432325197204200029) with address at 23/F, China Economic Trade Building, Zi Zhu Qi Street, Futian District, Shenzhen, PRC;

(8)	Peng Lei, a PRC citizen (PRC ID card No. 610402197610132300) with address at 23/F, China Economic Trade Building, Zi Zhu Qi Street, Futian District, Shenzhen, PRC;

(9)	Yang Jiancheng, a PRC citizen (PRC ID card No.: 433002197010120418) with address at 23/F, China Economic Trade Building, Zi Zhu Qi Street, Futian District, Shenzhen, PRC;

(10)	Li Jinrong, a PRC citizen (PRC ID card No.: 23010519641231133X) with address at 23/F, China Economic Trade Building, Zi Zhu Qi Street, Futian District, Shenzhen, PRC;

(11)	Hu Jiansong, a PRC citizen (PRC ID card No.: 330126196105073138) with address at 23/F, China Economic Trade Building, Zi Zhu Qi Street, Futian District, Shenzhen, PRC;

(12)	Li Lixin, a PRC citizen (PRC ID card No.: 510303670622001) with address at 23/F, China Economic Trade Building, Zi Zhu Qi Street, Futian District, Shenzhen, PRC (together with Luo Jinping, Han Tingtao, Long Jieying, Peng Lei, Yang Jiancheng, Li Jinrong, Li Lixin and Hu Jiansong, collectively the “Warrantors”);

Share Purchase Agreement

(13)	Lu Guanghui, a PRC citizen (PRC ID card No.: 432325197012153416) with address at 23/F, China Economic Trade Building, Zi Zhu Qi Street, Futian District, Shenzhen, PRC; and

(14)	Lu Canhui, a PRC citizen (PRC ID card No.: 432325197305133419) with address at 23/F, China Economic Trade Building, Zi Zhu Qi Street, Futian District, Shenzhen, PRC.

WHEREAS:

(A)	Seller is the sole and direct beneficiary owner of the Target Company;

(B)	The Target Company, through its directly and wholly owned subsidiary Yiyang Yukang Communication Device Co., Ltd., a foreign-invested enterprise established and existing under the laws of the PRC (together with all its branches, collectively, “Yiyang Yukang”), is in the business of manufacture, processing and sale of communication device and other electronic components in the PRC, including but not limited to “Smart Speak” cell phone (the “Business of Target Group”);

(C)	Upon the terms and conditions contained herein, Purchaser wishes to purchase from Seller and Seller wishes to sell to Purchaser all outstanding share capitals owned by Seller in the Target Company and all rights and interest owned by Seller in the Target Company (the “Target Shares”);

(D)	In connection with the Transaction, the Seller wishes to acquire Acorn’s Shares in a transaction exempt from registration pursuant to Regulation S of the U.S. Securities Act of 1933, as amended (“Regulation S” and the “Securities Act,” respectively); and

(E)	Seller agrees to make certain representations, warranties and covenants with respect to the Target Group Companies.

NOW, THEREFORE, in consideration of the foregoing premises, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

SECTION 1. DEFINITIONS AND INTERPRETATION

1.1	Unless otherwise defined herein, the following terms used in this Agreement shall have the meanings set forth below:

“Circular No. 106” has the meaning defined in Section 7.4(f).

“2008 Contingent Payment” has the meaning defined in Section 2.3(b)(1).

“2009 Contingent Payment” has the meaning defined in Section 2.3(b)(2).

“2010 Contingent Payment” has the meaning defined in Section 2.3(b)(3).

“Circular No. 75” has the meaning defined in Section 7.4(f).

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“Affiliate” means, with respect to any given Person, a Person that Controls, is Controlled by or is under common Control with the given Person. The term “Affiliated” has a meaning correlative to the foregoing.

“Agreement” shall have the meaning defined in the preamble.

“Applicable Laws” means all applicable laws, regulations, rules, provisions, circulars, interpretations, orders or decisions of any Governmental Entities or legislative authorities, or judgments, awards, decisions or interpretations of any judicial authorities.

“Business of Target Group” shall have the meaning defined in the preamble.

“Bright Rainbow” shall have the meaning defined in the preamble.

“Business Day” means a day other than a Saturday on which banks in US, British Virgin Islands, Hong Kong and PRC are open for general business.

“BVI Legal Opinion” has the meaning defined in Section 3.1(j).

“Closing Payment” has the meaning defined in Section 2.2(a).

“Closing” has the meaning defined in Section 5.1.

“Conditions Precedent” mean the conditions set forth in Section 3.1.

“Constitutional Documents” means, with respect to any Person, the certificate of incorporation, memorandum of association or similar constitutive documents of such Person.

“Consent” means any consent, approval, authorization, waiver, permit, grant, concession, agreement, license, exemption or order of, registration, certificate, declaration or filing with, or report or notice to, any Person, including, without limitation, any governmental approval secured from any Governmental Entity.

“Contract” means any agreement, arrangement, undertaking, indemnity, lease, license or binding understandings, whether or not in written form.

“Control” means, with respect to a given Person, the power to direct the management or policies or affairs of such Person directly or indirectly, whether through the ownership of voting securities, by contract or otherwise. The terms “Controlled” “Controlling” and “Controlled by” have the meanings correlative to the foregoing.

“Compliance Certificate” has the meaning defined in Section 3.1(f).

“Disclosure Schedules” means the disclosure schedules delivered by Seller on the date hereof attached hereto as Exhibit 4.

“Dispute” has the meaning defined in Section 11.5.

“Environmental Permit” has the meaning defined in Section 7.20(a)(ii).

“Environmental and Safety Laws” has the meaning defined in Section 7.20(a)(i).

7	Share Purchase Agreement

“Facilities” has the meaning defined in Section 7.20(a)(iii).

“Foreign Exchange Permits” has the meaning defined in Section 7.4(e).

“US GAAP” means the US generally accepted accounting principles.

“Governmental Entity” means any government or any agency, bureau, ministry, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government in any jurisdiction (including the PRC and any other relevant jurisdiction).

“Government Official” has the meaning defined in Section 7.4(g).

“Warrantors” shall have the meaning defined in the preamble.

“Hazardous Materials” has the meaning defined in Section 7.20(a)(iv).

“Hazardous Materials Activities” has the meaning defined in Section 7.20(a)(v).

“Hong Kong” means the Hong Kong Special Administrative Region of the PRC.

“Indemnifiable Loss” means, with respect to any Person, any action, cost, damage, disbursement, expense, liability, loss, deficiency, diminution in value, obligation, penalty or settlement of any kind or nature, other than consequential damages that a party in breach does not, and did not, have reason to foresee as a probable result of such breach. Notwithstanding anything to the contrary provided in the preceding sentence, “Indemnifiable Loss” shall include, but shall not be limited to, (i) interest or other carrying costs, penalties, legal, accounting and other professional fees and expenses incurred in the investigation, collection, prosecution and defense of claims and amounts paid in settlement, that may be imposed on or otherwise incurred or suffered by such Person and (ii) any Taxes that may be payable by such Person by reason of the indemnification of any Indemnifiable Loss hereunder, other than Taxes that would have been payable notwithstanding the event giving rise to indemnification.

“Indemnified Party” has the meaning defined in Section 10.3.

“Indemnifying Party” has the meaning defined in Section 10.3.

“Intangible Property” has the meaning defined in Section 7.26(a).

“Intellectual Property” means patents, patent application, trademarks, domain names, trade names, design rights, copyrights (including computer software), trade secrets, processes, composition, formulae, designs, inventions, proprietary rights, know-how and other intellectual property rights, whether registered or unregistered, including the applications for grant of any such rights and all rights or protections of identical or similar effect anywhere else worldwide.

“Confirmed Loan Agreements” has the meaning defined in Section 4.9(a).

“Inter-Company Loans” has the meaning defined in Section 4.9(b).

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“Closing Accounts”has the meaning defined in Section 7.6(b).

“Leased Property” has the meaning defined in Section 7.9(b).

“Loans” has the meaning defined in Section 7.5.

“Liabilities” means any debt (including liabilities of any nature, whether accrued, absolute, contingent or otherwise, and whether due or to become due), loss, damage, adverse claim, fines, penalties, liability or obligation (whether direct or indirect, known or should unknown, asserted or unasserted, absolute or contingent, accrued or un-accrued, matured or un-matured, determined or determinable, liquidated or unliquidated, or due or to become due, and whether in contract, tort, strict liability or otherwise), and including all costs and expenses relating thereto including all fees, disbursements and expenses of legal counsel, experts, engineers and consultants and costs of investigation).

“Major Customers” has the meaning defined in Section 4.20.

“Material Adverse Effect” means any event, change, effect or occurrence that, individually or together with any other event, change, effect or occurrence, adversely affects the business, operations, assets or liabilities (including, without limitation, contingent liabilities), employee relationships, or customer, supplier or tenant relationships, prospects, results or the condition (financial or otherwise) of any Target Group Company and its business, assets or liabilities.

“Material Contract” has the meaning defined in Section 7.12(a).

“Net Profit” has the meaning defined in Section 2.3(b).

“Parties” means all contracting Persons to this Agreement, individually referred to as a “Party”.

“Purchaser” has the meaning defined in the preamble.

“Acorn” means Acorn International, Inc., a company incorporated and existing under the laws of the Cayman Islands.

“Acorn’s Shares” means the common shares of Acorn, with par value of US$0.01 per share; and as part of the consideration for the Transaction hereunder, the Purchaser and the Seller have agreed that Acorn’s Shares shall be priced at US$3.12 per share.

“PRC” means the People’s Republic of China.

“PRC Legal Opinion” has the meaning defined in Section 3.1(i).

“Encumbrance” means any security interest, mortgage, hypothecation, pledge, lien, right of set-off or counterclaim, transfer of mortgage, purchase agreement, option, claim, any decision or judgment of a court or any Governmental Entity which shall become binding or create any encumbrance, or other third-party rights (including right of first refusal) or other encumbrance, together with all rights in connection therewith.

9	Share Purchase Agreement

“Real Property” has the meaning defined in Section 7.20(a)(vi).

“Release” has the meaning defined in Section 7.20(a)(vii).

“Resignation Letter” has the meaning defined in Section 4.7.

“Reviewed Net Profit” has the meaning defined in Section 2.3(b).

“Subsidiary” means an entity controlled by the Target Company or Yiyang Yukang, including any firm, company (including business trust), corporation, trust, limited liability company, partnership, unincorporated association, joint venture or other entity.

“Target Company” has the meaning defined in the preamble.

“Target Group” means the Target Company, Yiyang Yukang and their respective Subsidiaries.

“Target Group Company” means a member company of the Target Group.

“Target Personnel” has the meaning defined in Section 4.8.

“Target Shares” has the meaning defined in the preamble.

“Contingent Maximum Consideration” has the meaning defined in Section 2.2.

“Contingent Payment” has the meaning defined in Section 2.2(b).

“Person” means an individual, firm, corporation (including a business trust), joint stock company, trust, limited liability company, partnership, unincorporated association, joint venture, branch or other entity.

“Pre-Closing Date Tax Period” means any Tax period ending on or before the Closing date, and with respect to a Straddle Period, any portion thereof ending on the Closing date.

“Regulation S” has the meaning defined in the preamble.

“SAFE” has the meaning defined in Section 7.4(f).

“Foreign Exchange Rules and Regulations” has the meaning defined in Section 7.4(f).

“Securities Act” has the meaning defined in the preamble.

“Seller” has the meaning defined in the preamble.

“Social Insurance Contributions” has the meaning defined in Section 4.14.

“Straddle Period” means any complete Tax period that includes but does not end on the Closing date.

10	Share Purchase Agreement

“Tax” or “Taxes” means (a) in the PRC, any national, provincial, municipal, or local taxes, charges, fees, levies, or other assessments, including, without limitation, all net income (including enterprise income tax and individual income withholding tax), turnover (including value-added tax, business tax, and consumption tax), resource (including urban and township land use tax), special purpose (including land value-added tax, urban maintenance and construction tax, and additional education fees), property (including urban real estate tax and land use fees), documentation (including stamp duty and deed tax), filing, recording, social insurance (including pension, medical, unemployment, housing, and other social insurance withholding), tariffs (including import duty and import value-added tax), and estimated and provisional taxes, charges, fees, levies, or other assessments of any kind whatsoever, and in any jurisdiction other than the PRC, all similar liabilities as described above; (b) all interest, penalties (administrative, civil or criminal), or additional amounts imposed by any Government Entity in connection with any item described in clause (a) above, and (c) any forms of Transferee Liability imposed by any Government Entity in connection with any item described in clauses (a) and (b) above.

“Tax Return” means any return, report or statement showing Taxes, used to pay Taxes, or required to be filed with respect to any Tax (including any elections, declarations, schedules or attachments thereto, and any amendment thereof), including any information return, claim for refund, amended return or declaration of estimated or provisional Tax.

“Transaction” has the meaning defined in Section 2.1.

“Transferee Liability” means other Tax liability imposed on the transferee under (i) the Applicable Laws, (ii) this Agreement or (iii) otherwise, which should have undertaken by the Seller and any Target Group Company (apart from the Tax liability that should be undertaken by itself);

“Employee” means a person who (as a labourer) has an employment relationship with any of the Target Group Companies (as an employer), irrespective of whether such person has accordingly concluded a written labor contract with such Target Group Company.

“General Agent” has the meaning defined in Section 4.5.

“Seller’s Bank Account” means the following bank account of the Seller:

Bank:	The Hong Kong and Shanghai Banking Corporation Limited

Bank address:	1/F., Causeway Bay Plaza Two, 463-483 Lockhart Road, Hong Kong

Account name:	MILLIONS PEOPLE HOLDINGS LIMITED

Account number:	809-503071-838

“Yiyang Yukang” has the meaning defined in the preamble.

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1.2	In this Agreement, unless otherwise specified under the context:

(a)	The insertions of headings are for convenience of reference only and shall not affect the interpretation of this Agreement.

(b)	All references in this Agreement to regulations or legislative provisions are to such regulations or legislative provisions as modified, amended, consolidated or re-adopted or as may be modified, amended, consolidated or re-adopted from time to time.

(c)	Any statement restricted by “to the full knowledge of Seller” or “to the knowledge of Seller” or any similar expression shall further imply that such statement is given by a prudent business person after making due inquiry and exercising due diligence.

(d)	Any reference to a document in the agreed form means such final form of that document as agreed among, and initialled by or on behalf of the Parties, in each case including any amendments thereto as agreed upon by Seller and Purchaser or their representatives.

(e)	All accounting terms not otherwise defined herein have the meanings assigned under US GAAP consistently applied;

(f)	All references in this Agreement to designated “Sections” and other subdivisions are to the designated sections and other subdivisions of the body of this Agreement.

(g)	All references in this Agreement to designated schedules, exhibits and annexes are to the schedules, exhibits and annexes attached to this Agreement unless explicitly stated otherwise; and

(h)	The schedules, exhibits and annexes to this Agreement are integral part of this Agreement and all references to this Agreement include references to the schedules, exhibits and annexes to this Agreement and any agreement or arrangement entered into pursuant to this Agreement, unless explicitly stated otherwise.

SECTION 2. SALE AND PRICE OF TARGET SHARES

2.1	Subject to the terms and conditions of this Agreement, (a) Purchaser agrees to acquire from Seller the Target Shares owned by Seller listed in Exhibit 1, free and clear of all Encumbrances, in return for payment to Seller of such part of the Closing Payment and any payable Contingent Payment as set forth opposite Seller’s name in Exhibit 1; and (b) on the condition that Seller shall receive the Closing Payment and any Contingent Payment listed in Exhibit 1, Seller agrees to sell to Purchaser the Target Shares owned by Seller free and clear of all Encumbrances as listed in Exhibit 1. The purchase and sale of the Target Shares of Seller described in this Section are herein referred to as the “Transaction”. All Acorn’s Shares will be transferred to Seller hereunder pursuant to and in reliance upon Regulation S.

12	Share Purchase Agreement

2.2	The contingent maximum consideration involved in the transaction for the Target Shares shall be an amount equal to US$58,800,000 (the “Contingent Maximum Consideration”), including:

(a)	a closing payment totally equal to US$14,700,000 (the “Closing Payment”), including (i) 2,564,103 Acorn’s Shares (at a value totally equivalent to US$8,000,000, US$3.12 per Acorn’s Shares); and (ii) US$6,700,000 in cash; and

(b)	a contingent payment equal to US$44,100,000 in maximum (the “Contingent Payment”).

2.3	Purchaser shall pay Seller the Contingent Maximum Consideration in the following manners:

(a)	On the date of the Closing, in connection with the Closing Payment receivable by Seller as listed in Exhibit 1, Purchaser shall (i) issue an irrevocable, unchangeable and unconditional instruction to its bank to pay US$6,700,000 by wire transfer of immediately available funds in US Dollars into the Seller’s Bank Account; and (ii) cause a transfer of or issuing 2,564,103 Acorn’s Shares (at a value totally equivalent to US$8,000,000, US$3.12 per Acorn’s Shares) to the Seller.

(b)	If the net profit after tax of Yiyang Yukang (less all minority equity holders’ interests and any incidental and net non-operating revenues, the “Net Profit”) in the following fiscal years, as audited by one of the “Big Four” accounting firms designated by the Purchaser pursuant to the US GAAP, meets the target set for the applicable years, Purchaser shall pay Seller the Contingent Payment pursuant to the following arrangements:

(1)

If (i) the Net Profit of Yiyang Yukang in the fiscal year ended December 31, 2008 amounts to RMB60,000,000 (for avoidance of doubt, (aa) if Yiyang Yukang has to make any provisions, or pay enterprise income tax and any overdue charge, fines or other charges arising therefrom to tax authorities arising from Yiyang Yukang’s inability to be entitled to the “2-year exemption and 3-year half payment” preferential tax treatments for the fiscal year 2008 or the revocation or decrease of the “2-year exemption and 3-year half payment” preferential tax treatment enjoyed by Yiyang Yukang , or (bb) irrespective of whether Yiyang Yukang enjoys the “2-year exemption and 3-year half payment” preferential tax treatments or the “2-year exemption and 3-year half payment” preferential tax treatment enjoyed by Yiyang Yukang is revoked or decreased for the fiscal year 2008, if the “Big Four” accounting firm designated by the Purchaser makes provisions in connection with the enterprise income tax of Yiyang Yukang for the fiscal year 2008 and any overdue charge, fines or other charges arising from Yiyang Yukang’s inability to be entitled to the “2-year exemption and 3-year half payment” preferential tax treatments for the fiscal year 2008 or the revocation or decrease of the “2-year exemption and 3-year half payment” preferential tax treatment enjoyed by

13	Share Purchase Agreement

Yiyang Yukang, in auditing after-tax net profit for the fiscal year 2008 pursuant to the US GAAP, the relevant enterprise income tax, overdue charge, fines or other charges of Yiyang Yukang for the fiscal year 2008 for which provisions are made shall not affect calculation of the Reviewed Net Profit, and (ii) the Net Profit in the first quarter of 2009 ended on March 31, 2009 amounts to RMB40,000,000, Purchaser shall, before June 30, 2009, pay Seller the Contingent Payment in an aggregate amount equal to US$14,700,000 (the “2008 Contingent Payment”) by (i) causing a transfer of or issuing 2,564,103 Acorn’s Shares (at a value totally equivalent to US$8,000,000, US$3.12 per Acorn’s Shares) to Seller and (ii) issuing an irrevocable, unchangeable and unconditional instruction to the Purchaser’s bank to pay US$6,700,000 by wire transfer of immediately available funds into the Seller’s Bank Account . If the Net Profit of Yiyang Yukang for the fiscal year ending on December 31, 2008 or the Net Profit of Yiyang Yukang for the first quarter of 2009 ending on March 31, 2009 falls short of the corresponding target above and any such shortage is more than 5%, then Purchaser shall not be required to pay Seller the 2008 Contingent Payment.

(2)

If the Net Profit of Yiyang Yukang in the fiscal year ended December 31, 2009 amounts to RMB120,000,000 (for avoidance of doubt, provided that the “Big Four” accounting firm designated by the Purchaser recognizes Yiyang Yukang for the fiscal year 2009 is a foreign invested manufacturing enterprise in accordance with the Applicable Laws, (aa) Yiyang Yukang has to make any provisions, or pay enterprise incoming tax and any overdue charge, fines or other charges arising therefrom to tax authorities due to the fact that Yiyang Yukang is in fact not entitled to the “2-year exemption and 3-year half payment” preferential tax treatments or the “2-year exemption and 3-year half payment” preferential tax treatment enjoyed by Yiyang Yukang is revoked or decreased for the fiscal year 2009; or (bb) irrespective of whether Yiyang Yukang enjoys the “2-year exemption and 3-year half payment” preferential tax treatments or the “2-year exemption and 3-year half payment” preferential tax treatment enjoyed by Yiyang Yukang is revoked or decreased for the fiscal year 2009, if the “Big Four” accounting firm designated by the Purchaser makes provisions in connection with Yiyang Yukang’s inability to be entitled to the “2-year exemption and 3-year half payment” preferential tax treatments for the fiscal year 2009 or the revocation or decrease of the “2-year exemption and 3-year half payment” preferential tax treatment enjoyed by Yiyang Yukang, enterprise income tax and any overdue charge, fines or other charges arising therefrom, in auditing after-tax net profit for the fiscal year 2009 pursuant to the US GAAP, the provisions made in connection with Yiyang Yukang’s inability to be entitled to the “2-year exemption and 3-year half payment” preferential tax treatments for the fiscal year 2009 or the revocation or decrease of the “2-year exemption and 3-year half payment” preferential tax treatment enjoyed by Yiyang

14	Share Purchase Agreement

Yukang, enterprise income tax, overdue charge, fines or other charges shall not affect calculation of such Net Profit), Purchaser shall, within forty-five (45) days upon completion of Yiyang Yukang’s 2009 audit conducted in accordance with the US GAAP by one of the “Big Four” international accountant firms designated by the Purchaser and final determination of Yiyang Yukang’s Net Profit in 2009, pay Seller the Contingent Payment in an aggregate amount equal to US$14,700,000 (the “2009 Contingent Payment”) by (i) causing a transfer of or issuing 1,282,050 Acorn’s Shares (at a value equivalent to US$4,000,000, US$3.12 per Acorn’s Shares) to Seller; and (ii) issuing an irrevocable, unchangeable and unconditional instruction to the Purchaser’s bank to pay US$10,700,000 by wire transfer of immediately available funds into a bank account designated by Seller in writing. If the Net Profit of Yiyang Yukang in the fiscal year of 2009 falls short of the above target and the shortage is more than 5%, then Purchaser shall not be required to pay Seller the 2009 Contingent Payment.

(3)

If the Net Profit of Yiyang Yukang in the fiscal year ended December 31, 2010 amounts to RMB120,000,000 (for avoidance of doubt, provided that the “Big Four” accounting firm designated by the Purchaser recognizes Yiyang Yukang for the fiscal year 2010 is a foreign invested manufacturing enterprise in accordance with the Applicable Laws, (aa) Yiyang Yukang has to make any provisions, or pay enterprise income tax and any overdue charge, fines or other charges arising therefrom to tax authorities due to the fact that Yiyang Yukang is in fact not entitled to the “2-year exemption and 3-year half payment” preferential tax treatments or the “2-year exemption and 3-year half payment” preferential tax treatment enjoyed by Yiyang Yukang is revoked or decreased for the fiscal year 2010; or (bb) irrespective of whether Yiyang Yukang enjoys the “2-year exemption and 3-year half payment” preferential tax treatments or the “2-year exemption and 3-year half payment” preferential tax treatment enjoyed by Yiyang Yukang is revoked or decreased for the fiscal year 2010, if the “Big Four” accounting firm designated by the Purchaser makes provisions in connection with Yiyang Yukang’s inability to be entitled to the “2-year exemption and 3-year half payment” preferential tax treatments for the fiscal year 2010 or the revocation or decrease of the “2-year exemption and 3-year half payment” preferential tax treatment enjoyed by Yiyang Yukang, enterprise income tax and any overdue charge, fines or other charges arising therefrom, in auditing after-tax net profit for the fiscal year 2010 pursuant to the US GAAP, the provisions made in connection with Yiyang Yukang’s inability to be entitled to the “2-year exemption and 3-year half payment” preferential tax treatments for the fiscal year 2010 or the revocation or decrease of the “2-year exemption and 3-year half payment” preferential tax treatment enjoyed by Yiyang Yukang, enterprise income tax, overdue charge, fines or other charges shall not affect calculation of such Net

15	Share Purchase Agreement

Profit), Purchaser shall, within forty-five (45) days upon completion of Yiyang Yukang’s 2010 audit conducted in accordance with the US GAAP by one of the “Big Four” international accountant firms designated by the Purchaser and final determination of Yiyang Yukang’s Net Profit in 2010, pay Seller the Contingent Payment in an aggregate amount equal to US$14,700,000 (the “2010 Contingent Payment”) in one of the following two methods, as instructed by the Seller: method (i): issuing an irrevocable, unchangeable and unconditional instruction to the Purchaser’s bank to pay US$14,700,000 in cash by wire transfer of immediately available funds into a bank account designated by Seller in writing; or method (ii) causing a transfer of or issuing 1,282,050 Acorn’s Shares (at a value equivalent to US$4,000,000, US$3.12 per Acorn’s Shares) to Seller, and issuing an irrevocable, unchangeable and unconditional instruction to the Purchaser’s bank to pay US$10,700,000 in cash by wire transfer of immediately available funds into a bank account designated by Seller in writing. If the Net Profit of Yiyang Yukang in the fiscal year of 2010 falls short of the above target and the shortage is more than 5%, then Purchaser shall not be required to pay Seller the 2010 Contingent Payment.

2.4	In connection with the payable Tax of Seller arising from the Transaction contemplated under this Agreement, the Purchaser (and any other Person required to withhold with respect to any payment contemplated under this Agreement) shall be entitled to deduct and withhold from any Contingent Maximum Consideration or otherwise deliverable pursuant to this Agreement such amounts as may be required to be deducted or withheld therefrom under any Applicable Law. To the extent such amounts are so deducted or withheld, such amounts shall be treated as having been paid to the Person to whom such amounts would otherwise have been paid.

SECTION 3. CONDITIONS PRECEDENTS

3.1	The obligation of Purchaser to consummate the Closing is subject to the satisfaction, or to waiver at the sole discretion of Purchaser in writing, of the following conditions (“Conditions Precedents”):

(a)	The representations and warranties of each of Seller, the Target Company and the Warrantors contained or referred to herein shall be true and correct as of the date hereof and as of the date of the Closing, as though made at such date with reference to the facts and circumstances existing at such time (except to the extent that a representation and warranty speaks as of an earlier date, in which case such representation and warranty shall be true as of such earlier date).

(b)	Each of Seller, the Target Company and the Warrantors shall have performed and complied with its obligations and commitments in this Agreement which such party is required to perform or comply with on or before the Closing, including but not limited to the full performance of and compliance with commitments of each of Seller, the Target Company and the Warrantors under Sections 4.1 through 4.20.

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(c)	All Consents that are required to be obtained by each of Seller, the Target Company and the Warrantors in connection with the transactions or other events to be conducted as contemplated hereunder shall have been duly obtained and shall continue to be in effect.

(d)	There shall be no Applicable Laws in effect or soon to be effective which prohibit, restrict or materially delays the Transaction or other events to be conducted as contemplated hereunder and have not been waived by a competent Governmental Entity.

(e)	From the date hereof, no event, incident, development, circumstance or fact, individually or collectively, has caused (or may be reasonably expected to cause) any Material Adverse Effect.

(f)	Each of Seller, the Target Company and the Warrantors shall deliver to Purchaser at the Closing a certificate, dated as of the Closing date and in substantially the form attached hereto as Exhibit 2 stating that the conditions specified in Sections 3.1(a) to 3.1(e) have been materially fulfilled (the “Compliance Certificate”).

(g)	Purchaser shall have completed the financial and legal due diligence with respect to the Target Group to its reasonable satisfaction.

(h)	All Consents that are required to be obtained by Purchaser in connection with the transactions or other events to be conducted as contemplated hereunder shall have been duly obtained and shall continue to be in effect.

(i)	A PRC counsel for Seller, the Target Company and the Warrantors shall agree to issue and deliver to Purchaser as of the Closing date a written legal opinion, in substantially the form agreed upon by the Parties (the “PRC Legal Opinion”).

(j)	A BVI counsel for Seller and the Target Company shall agree to issue and deliver to Purchaser as of the Closing date a written legal opinion, in substantially the form agreed upon by the Parties (the “BVI Legal Opinion”).

(k)	Purchaser shall have entered into written Contracts with the Target Personnel who will continue to be employed by Purchaser with respect to the continued employment of such individuals after the Closing.

SECTION 4. COVENANTS PRIOR TO CLOSING

4.1

Prior to the Closing, Seller, the Target Company and the Warrantors shall procure and use all reasonable efforts to cause each Target Group Company to conduct its business as currently conducted in the ordinary course consistent with its past practices, shall cause each Target Group Company to preserve its existence, business organization and any relationships with third parties

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having material business dealings with it, and shall cause each Target Group Company to preserve and protect its assets. Unless otherwise permitted hereunder, Seller, the Target Company and the Warrantors shall not permit any Target Group Company to, and shall ensure that each Target Group Company will not:

(a)	except for customary payments in the ordinary course of business, not to incur or agree to incur any other payments;

(b)	sell, lease, license or otherwise dispose of any assets;

(c)	sell or assign any accounts receivable;

(d)	enter into, amend or terminate any of the contracts below: any Contract or commitment of a significant value or entailing any significant expenditure (or making any bid or offer that may result in such Contract or commitment), or any Contract or commitment with a long term or of a specific nature, or any Contract or commitment that may incur any material obligations, or any Contract or commitment that may cause any material change in the nature or scope of business of such Target Group Company;

(e)	fail to maintain in good condition, repair or renovate all premises, fixtures, machinery, manufacturing facility and equipment which belong to each Target Group Company, or are otherwise used in the Business of Target Group, in a manner consistent with past practices;

(f)	take or permit any action that would make any representation or warranty of Seller, the Target Company and the Warrantors under this Agreement inaccurate, incomplete or untrue in any material respect with reference to the facts or circumstances then existing;

(g)	fail to maintain its duly incorporated status or existence or pass the statutory annual inspection in its jurisdiction of incorporation or existence;

(h)	lose any Consent in a jurisdiction where the Business of Target Group is currently conducted, making it impossible to lawfully conduct such business;

(i)	fail to duly and timely file or cause to be filed all reports and returns required to be filed with any Governmental Entity and promptly pay or cause to be paid when due all Taxes, assessments and governmental charges, including interest and penalties levied or assessed, unless diligently contested in good faith by appropriate proceedings;

(j)	change its share capital or registered capital in whatever form, grant any right or option in respect of its share capital or registered capital or otherwise create any Encumbrance upon its share capital or registered capital;

(k)	amend or modify any of its Constitutional Documents except as required by this Agreement;

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(l)	declare any dividend, pay or set aside for payment any dividend or other distribution or make any payment to any Affiliate other than the payment of compensation in the ordinary course of business consistent with past practices;

(m)	create any subsidiary, acquire any share capital or other equity securities of any company or acquire any equity or ownership interest in any business or entity;

(n)	(i) create, incur or assume any Liabilities, excluding Liabilities created, incurred or assumed by the Target Group Company in the ordinary and normal way and practice, (ii) grant, create, incur or permit the presence of any Encumbrances on any of its material assets, (iii) accept or incur any liability or obligation (absolute, accrued or contingent) except in the ordinary course of business consistent with past practices, (iv) write-off any guaranteed checks, notes or accounts receivable except in the ordinary course of business consistent with past practices, (v) write-down the value of any asset or investment on its books or records, except for depreciation and amortization in the ordinary course of business consistent with past practices, (vi) cancel any debt or waive any claims or rights, or (vii) fail to pay when due any interest or principal of any Liability;

(o)	merge or consolidate, reorganize or amalgamate itself with or into any other Person or enter into any scheme of arrangement or other business combination with or into any other Person;

(p)	repay or prepay any Liabilities prior to their stated maturity;

(q)	amend or terminate all existing Contracts listed in Section 7.12 of the Disclosure Schedules, unless otherwise provided for herein (including without limitation Section 4.20 hereof);

(r)	grant (or commit to grant) any substantial increase in compensation (including incentive or bonus compensation) to any officer or any general increase in compensation (including incentive or bonus compensation) to its employees other than, in each case, normal merit and cost-of-living increases, or enter into any new, or amend or alter (or commit to enter into, amend or alter) in any material respect any existing, employment or consulting agreements or any agreement or commitment with respect to bonus, profit sharing, retirement, pension, group insurance, death benefit or other welfare plan, or collective bargaining (including any commitment to pay retirement or other benefits) trust agreement or similar arrangement adopted by it with respect to its own employees;

(s)	enter into any agreement or transaction (except for such transaction entered into in the ordinary course of business in amount not exceeding RMB500,000 per transaction upon prior written notice to Purchaser) with any of Seller, the Target Company and the Warrantors or any of their Affiliates;

(t)	distribute or issue or agree to distribute or issue any share or bond;

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(u)	take any action that would adversely affect any insurance in effect covering any Target Group Company, the property or any employee thereof or any Business of Target Group;

(v)	take any action in contradiction to the terms hereof and the intent to consummate the transactions contemplated hereunder; and

(w)	Petitioning Tax ruling in a manner materially inconsistent with past custom or practice, amending or submitting any Tax Return, making or vacating any material election in respect of Taxes, settling or compromising any material application, suit, action, arbitration, investigation or audit dispute relating to Taxes, and making, otherwise than as required by Applicable Law or US GAAP, any material change to the accounting method, reporting method for Tax benefit or deduction or accounting practice of any Target Company or to the policy of the Target Company adopted by it to prepare its upcoming Tax Return.

4.2	Prior to the Closing, each of Seller, the Target Company and the Warrantors shall provide to the representatives of Purchaser, upon a prior reasonable notice and during the normal business hours, full access to the books and records (including but not limited to all statutory books, meeting minutes, leases, contracts, suppliers list and customers list) of each Target Group Company and allow them to make copies thereof. Each of Seller, the Target Company and the Warrantors shall also allow Purchaser and/or its agents, representatives or employees access to the management, employees, customers and suppliers of the Target Group and provide any necessary arrangement and facility for that purpose.

4.3	Prior to the Closing, each of Seller, the Target Company and the Warrantors shall as soon as reasonable, after becoming aware of any of the following, promptly notify Purchaser of:

(a)	any changes, events or circumstances which at any time, individually or collectively, have had or could reasonably be expected to have a Material Adverse Effect or otherwise result in any representation or warranty of Sellers, the Target Company and the Warrantors under this Agreement being inaccurate, incomplete or untrue with reference to the facts and circumstances in existence at such time;

(b)	any notice or other communication from any Person alleging that the Consent of such Person is required in connection with any of the transactions contemplated hereunder;

(c)	any Applicable Law, notice or other communication issued by any Governmental Entity of any country in connection with any of the transactions contemplated hereunder;

(d)	any actions, suits, claims, investigations or proceedings commenced, to be commenced or threatened against any Target Group Company, or any of its properties, assets or business or otherwise related to the consummation of the Transaction or any other transactions contemplated hereunder by Seller, the Target Company and the Warrantors; and

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(e)	any damage, destruction or other casualty loss affecting any Target Group Company or any of its properties, assets or business in any material respect.

4.4	Prior to the Closing, the Parties shall do and perform, or caused to be done and performed, any actions and things and execute and deliver all other agreements, certificates, instruments and documents necessary for transfer of all the Target Shares to Purchaser as the registered holder and update the shareholders register of the Target Company and officially register Purchaser as the sole holder of all the Target Shares and the Target Company shall formally issue the share certificate indicating Purchaser as the registered holder of all the Target Shares.

4.5	Prior to the Closing, the Sellers, the Target Company and the Warranties shall cause Yiyang Yukang to sign an Supplementary Agreement to Smart Speak Cell Phone General Agent Agreement with each Person who has signed the Smart Speak Cell Phone General Agent Agreement, so as to make sure Yiyang Yukang will terminate relevant rights and obligation of Classified Agent Incentive Scheme under the Smart Speak Cell Phone General Agent Agreement. Thereby, Yiyang Yukang needs not implement the Classified Agent Incentive Scheme in any events, and such General Agent shall not claim for any economic compensation or indemnity, or claim for other breach liability of Yiyang Yukang.

4.6	Prior to the Closing, Seller, the Target Company and the Warrantors shall take all necessary actions to procure and cause the Target Company to procure all Consents necessary for the execution, delivery and performance of this Agreement or the consummation of the Transaction or any other transactions hereunder by Seller, the Target Company and the Warrantors as required under any contract, Applicable Laws or other regulations.

4.7	Prior to the Closing, Seller, the Target Company and the Warrantors shall take all necessary actions to cause each current director of the Target Company to resign from his/her position on the date of the Closing, including without limitation causing such director to sign a resignation and waiver letter in substantially the form attached hereto as Exhibit 4 (the “Resignation Letter”).

4.8	From the date hereof till the earlier of the Closing and the termination of this Agreement, Seller, the Target Company and the Warrantors shall allow Purchaser and/or its agent, representative or employee reasonable access to each of the key officers and employees (the “Target Personnel”) of the Target Company for the purpose of discussion with them on the terms and conditions for continued employment with the Target Group following the Closing. Seller, the Target Company and the Warrantors shall provide facility for such discussions and meetings between the Target Personnel and Purchaser and/or its agent, representative or employee.

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4.9	Prior to the Closing,

(a)	each of Seller, the Target Company and Warrantors shall procure that (1) Yiyang Yukang confirms with Shenzhen Yu Kang Telecom Investment and Development Co., Ltd. that the interest-free loan agreement entered into by and between them on June 10, 2006 is final and the other interest-bearing loan agreement entered into by and between them on the same day is terminated; (2) Yiyang Yukang confirms with Shenzhen Lianhe Yingjie Industrial Co., Ltd. that the interest-free loan agreement entered into by and between them on September 10, 2007 is final and that the other interest-bearing loan agreement entered into by and between them on the same day is terminated; (3) Yiyang Yukang confirms with Shenzhen Gionee Communication Device Co., Ltd. that the interest-free loan agreement entered into by and between them on August 17, 2007 is final and that the other interest-bearing loan agreement entered into by and between them on the same day is terminated (the loan agreements confirmed in this Section 4.9(a) are hereby collectively referred to as the “Confirmed Loan Agreements”).

(b)	each of Seller, the Target Company and the Warrantors shall cause each Target Group Company to terminate all inter-company loans to which it is a party (the “Inter-Company Loans”) and ensure that each Target Group Company performs and discharges all obligations relating to the Inter-Company Loans, including but not limited to:

(i)	the Confirmed Loan Agreements;

(ii)	an Inter-company Loan Agreement dated October 18, 2006 between Yiyang Yukang and Shenzhen Hua Ying Hong Trading Co.;

(iii)	a Three-party Lending Agreement dated January 31, 2008 among Yiyang Yukang, Shenzhen Yu Kang Telecom Investment and Development Co., Ltd. and Shenzhen Hua Ying Hong Trading Co.. ]

4.10	Prior to the Closing, Seller, the Target Company and the Warrantors shall procure that:

(a)	Yiyang Yukang receives from the Governmental Entities, including but not limited to the Ministry of Commerce, the State Administration of Industry and Commerce and the State Administration of Taxation or any of their respective provincial or local counterparts of competent jurisdiction any renewed Constitutional Documents (including its Certificate of Approval, Business License and Tax Registration Certificate) correctly indicating all information about the Target Company, such as place of incorporation; and

(b)	Yiyang Yukang, Shenzhen Futian Branch, receives from the Governmental Entities, including but not limited to the State Administration of Industry and Commerce and the State Administration of Taxation or any of their respective provincial or local counterparts of competent jurisdiction any renewed Constitutional Documents (including its Business License and Tax Registration Certificate) correctly indicating Shenzhen Futian Branch as a branch of a wholly-foreign owned enterprise.

4.11

Prior to the Closing, in respect of the Intangible Property of each Target Group Company, Seller, the Target Company and the Warrantors shall procure and cause to be done and assist such company in the following issues: receipt by each Target Group

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Company of any and all Consents from the competent Governmental Entities, fulfillment of the requirements on any and all registrations and filings with the competent Governmental Entities as required under Applicable Laws and compliance with all regulations on such Intangible Property as required under Applicable Laws, including but not limited to the following Contracts and all Intangible Property in connection therewith:

(i)	a License Contract on Iflytek Lightweight Speech System dated June 27, 2008 between Yiyang Yukang and Anhui USTC Iflytek Co., Ltd.;

(ii)	Anhui USTC Iflytek Co., Ltd. issued an Authorization Letter to Yiyang Yukang on September 8, 2008, granting a licence to Yiyang Yukang to use Iflytek Lightweight Speech System software in its cell phone products from June 31, 2008 to June 30, 2009; and

(iii)	a MiniType TM Curve Font Bank Purchase Contract (Contract No. CPZX-20080701) dated July 18, 2008, a Supplement and Amendment Agreement on the MiniType TM Curve Font Bank Purchase Contract dated September 8, 2008 and the Supplementary Agreement II on the MiniType TM Curve Font Bank Purchase Contract dated October 15, 2008, between Yiyang Yukang and Shanghai Hifont System Co., Ltd.

4.12	Prior to the Closing, in respect of all Intangible Property licensed for use by each Target Group Company, Seller, the Target Company and the Warrantors shall provide Purchaser with the documentations (or copies thereof) evidencing the legal rights owned by the licensors in licensing the use of such Intangible Property and that the license for use, operation and sale of such Intangible Property comply with all Applicable Laws without any infringement upon the legal title owned by any Person, including without limitation a Software Product Registration Certificate and Software Copyright Registration Certificate. If a licensor is unable to produce any of the above documentations, Seller, the Target Company and the Warrantors shall cause the relevant Target Group Company to enter into a supplementary Contract with such licensor in the substance and form satisfactory to Purchaser, requiring such licensor to indemnify Purchaser against any Indemnifiable Losses incurred by Purchaser as a result of the absence of such documentation.

4.13	Prior to the Closing, Seller, the Target Company and the Warrantors shall cause Yiyang Yukang to obtain a valid Foreign Exchange Registration IC Card for Foreign Invested Enterprise issued by SAFE or its provincial or local counterpart and relevant certificates evidencing content of such IC Card (in content and form satisfactory to the Purchaser), and shall comply with all requirements under Applicable Laws, including to pass the 2007 Annual Inspection.

4.14

Prior to the Closing, Seller, the Target Company and the Warrantors shall cause each Target Group Company to obtain a valid Social Insurance Registration Certificate issued by the local labor and social security bureau or any Governmental Entity in charge of social insurance administration, to pass all annual inspection of the Social Insurance Registration Certificate, to obtain all certificates evidencing payment of social insurance contribution (the “Social Insurance Contributions”), to declare all

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payable social insurance contributions, to pay and withhold all Social Insurance Contributions to be paid and withheld as of the Closing date and any delinquent payment or fines as required by any relevant labor and social security bureau (if any) and to perform all the things relating to the Social Insurance Contributions to be performed by an employer as required under Applicable Laws.

4.15	Prior to the Closing, Seller, the Target Company and the Warrantors shall cause Yiyang Yukang to renew the Property Tenancy Registration Certificate in respect of the Premises Lease Deed executed by and between Yiyang Yukang and the Industrial and Commercial Bank of China, Yiyang Heshan Sub-branch on July 1, 2007 on the premises used by Yiyang Yukang for office purpose (located at 292 Taohualun Road East).

4.16

Prior to the Closing, Seller, the Target Company and the Warrantors shall cause Yiyang Yukang to obtain, in respect of all the properties leased by Shenzhen Yu Kang Telecom Investment and Development Co., Ltd. to Yiyang Yukang Futian Branch (Units A, B, C, D, E, F, G, H, I and J on Floor 23, China Economic and Trade Tower, Zizhu 7th Road, Zhuzilin, Futian, Shenzhen), the written consent from the title owner of such properties, Jiangsu Changjiang Electronics Technology Co., Ltd. to a sublease thereof.

4.17	Prior to the Closing, with respect to the Warrantors and their respective investments in Seller and the Target Group Companies, each Warrantor shall perform, and shall assist Seller and each Target Group Company to perform the things below: procurement of any and all Consents of the competent Governmental Entities for Seller, the Warrantors and the Target Group Companies, fulfilment of the requirements under Applicable Laws on any and all filings and registrations with the competent Governmental Entities (including but not limited to the reporting, registration or compliance requirements under the Foreign Exchange Rules and Regulations), assured receipt by each Target Group Company organized and existing in the PRC of all required Foreign Exchange Permits under Applicable Laws necessary for the foreign exchange transactions conducted currently or proposed to be conducted in future and maintenance of the effect of such Foreign Exchange Permits.

4.18	Prior to the Closing, Seller, the Target Company and the Warrantors shall cause Yiyang Yukang to confirm with Shenzhen Gionee Communication Device Co., Ltd. that the Cooperation Agreement entered into by them on June 15, 2006 shall be considered the final agreement and the Cooperation Agreement between them dated June 30, 2006 shall be terminated.

4.19	Prior to the Closing, Seller, the Target Company and the Warrantors shall cause Yiyang Yukang to enter into an agreement with Shenzhen Yu Kang Telecom Investment and Development Co., Ltd. for the Social Insurance Contributions paid by the latter on behalf of Yiyang Yukang from January through April 2008, whereby it is confirmed Shenzhen Yu Kang Telecom Investment and Development Co., Ltd. will waive its rights to claim any payment, compensation or reimbursement of such paid Social Insurance Contributions and Yiyang Yukang will have no payment obligation with respect to any Social Insurance Contributions to Shenzhen Yu Kang Telecom Investment and Development Co., Ltd..

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4.20	Prior to the Closing, Seller, the Target Company and the Warrantors shall cause Yiyang Yukang to enter into certain termination agreements with Fuyang Aoli Import and Export Co., Ltd., Guangdong Zhongyu Telecommunication Chain Store Co., Ltd., Shenzhen Darui Import and Export Trading Co., Ltd and Shenzhen Prolto Supply Chain Co., Ltd. (the “Major Customers”) with respect to all the agency agreements and related Contracts entered into by Yiyang Yukang with the Major Customers, whereby it is confirmed that Yiyang Yukang and such Major Customers have agreed upon the early termination of all the agency agreements, and that Yiyang Yukang and the Major Customers have performed or discharged the creditor’s rights, Liabilities and obligations to be performed thereunder prior to the termination thereof, and that Yiyang Yukang shall not be required to assume any further indemnification obligations or Liabilities for such agency agreements and their termination.

SECTION 5. CLOSING

5.1	The closing of the Transaction (the “Closing”) shall occur on the fifth(5) Business Day following the satisfaction or waiver of all Conditions Precedent as deemed by Purchaser (but no later than December 31, 2008, or another date otherwise agreed in writing by the Seller and the Purchaser) at the office of O’Melveny & Myers LLP in Shanghai or at such other place or at such other time as the Parties may mutually agree upon in writing. Upon the Closing, with respect to the Target Shares of Seller, Purchaser shall hold all benefits, rights and interests in, and Seller shall cease to hold and relinquish all benefits, rights and interests in, such Target Shares.

5.2	At the Closing, Seller, the Target Company and the Warrantors shall deliver or cause to be delivered to Purchaser:

(a)	share certificates formally issued by the Target Company reflecting Purchaser as the registered holder of all the Target Shares;

(b)	a copy of the updated register of members of the Target Company certified by the Target Company’s agent registered in British Virgin Islands (the “Registered Agent”), reflecting Purchaser as the sole holder of all the Target Shares;

(c)	As of the Closing (excluding the Closing), approval or incorporation certificates and documents for the organization and existence of the Target Company and Yiyang Yukang, chops (including but not limited to company chop, chop for contract purpose and financial chop), share register (together with unissued share certificates), business license, certificates approved by the regulatory authorities, all statutory and other books and records (including financial records and all meeting minutes) and correspondences on significant business;

(d)	each Resignation Letter and all documents necessary for replacement of the directors of each of the Target Company and Yiyang Yukang;

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(e)	[This Section 5.2(e) is intentionally left blank];

(f)	BVI Legal Opinion;

(g)	PRC Legal Opinion;

(h)	Certificate of Good Standing for the Target Company issued by a competent Governmental Entity in the BVI;

(i)	a Compliance Certificate dated the Closing date and executed by the duly authorized directors or managers of each of Seller, Target Company and the Warrantors in substantially the form attached hereto as Exhibit 2, stating that all conditions under Sections 3.1(a) through 3.1(e) have been materially fulfilled;

(j)	a Closing Certificate dated the Closing date and executed by the duly authorized directors or managers of each of Seller, Target Company and the Warrantors in substantially the form attached hereto as Exhibit 3; and

(k)	all other documents related to the Closing or the Transaction as reasonably requested by Purchaser.

5.3	Subject to Section 2.3(a) hereof, at the Closing, the Purchaser shall provide written document to the Seller proving that the irrevocable, unchangeable and unconditional instruction has issued to its bank, and shall cause its bank to pay, within five (5) Business Days after the Closing, US$6,700,000 by wire transfer of immediately available funds into the Seller’s Bank Account, and the Purchaser shall, within five (5) Business Days after the Closing, cause a transfer of or issuing 2,564,103 Acorn’s Shares (at a value equivalent to US$8,000,000, US$3.12 per Acorn’s Shares) to Seller.

SECTION 6. COVENANTS OF THE PARTIES

6.1	Either prior to or after the Closing, each Party shall do and perform, or cause to be done and performed, all such further actions and things and shall execute and deliver all such other agreements, certificates, instruments and documents as any other Party may reasonably request to give effect to the terms and conditions and purpose of this Agreement.

6.2	By entering into this Agreement, each Warrantor irrevocably waives any right of first refusal it may have in respect of the sale of the Target Shares hereunder, whether under statute, according to the Target Company’s Constitutional Documents or otherwise and, accordingly, shall have no right to purchase such Target Shares arising from such sale.

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6.3	After the Closing, based on its stock option/appreciation right plan, Purchaser shall grant to the management based on their performance the following valid stock option/appreciation right of Yiyang Yukang representing up to 900,000 Acorn’s Shares:

(a)	if Yiyang Yukang makes (i) a Net Profit for the fiscal year ended December 31, 2008 of RMB60,000,000 (for avoidance of doubt, (aa) if Yiyang Yukang has to make any provisions or pay enterprise income tax and any overdue charge, fines or other charges arising therefrom to tax authorities arising from Yiyang Yukang’s inability to be entitled to the “2-year exemption and 3-year half payment” preferential tax treatments for the fiscal year 2008 or the revocation or decrease of the “2-year exemption and 3-year half payment” preferential tax treatment enjoyed by Yiyang Yukang), or (bb) irrespective of whether Yiyang Yukang enjoys the “2-year exemption and 3-year half payment” preferential tax treatments or the “2-year exemption and 3-year half payment” preferential tax treatment enjoyed by Yiyang Yukang is revoked or decreased for the fiscal year 2008, if the “Big Four” accounting firm designated by the Purchaser makes provisions in connection with the enterprise income tax of Yiyang Yukang for the fiscal year 2008 and any delinquent payment, fines or other charges arising from Yiyang Yukang’s inability to be entitled to the “2-year exemption and 3-year half payment” preferential tax treatments for the fiscal year 2008 or the revocation or decrease of the “2-year exemption and 3-year half payment” preferential tax treatment enjoyed by Yiyang Yukang, in auditing after-tax net profit for the fiscal year 2008 pursuant to the US GAAP, the relevant enterprise income tax, overdue charge, fines or other charges of Yiyang Yukang for the fiscal year 2008 for which provisions are made shall not affect calculation of such Net Profit, and (ii) a Net Profit for the first quarter of 2009 ended on March 31, 2009 of RMB40,000,000, the stock option/appreciation right plan representing 300,000 Acorn’s Shares will become effective. If the Net Profits of Yiyang Yukang in (i) the fiscal year ended on December 31, 2008, or (ii) first quarter of 2009 ended on March 31, 2009 fall short of the above target, such stock option/appreciation right plan representing 300,000 Acorn’s Shares will not become effective.

(b)

if Yiyang Yukang makes a Net Profit for the fiscal year ended December 31, 2009 of RMB 120,000,000 (for avoidance of doubt, provided that the “Big Four” accounting firm designated by the Purchaser recognizes Yiyang Yukang for the fiscal year 2009 is a foreign invested manufacturing enterprise in accordance with the Applicable Laws, (aa) Yiyang Yukang has to make any provisions, or pay enterprise income tax and any overdue charge, fines or other charges arising therefrom to tax authorities due to the fact that Yiyang Yukang is in fact not entitled to the “2-year exemption and 3-year half payment” preferential tax treatments or the “2-year exemption and 3-year half payment” preferential tax treatment enjoyed by Yiyang Yukang is revoked or decreased for the year 2009; or (bb) irrespective of whether Yiyang Yukang enjoys the “2-year exemption and 3-year half payment” preferential tax treatments or the “2-year exemption and 3-year half payment” preferential tax treatment enjoyed by Yiyang Yukang is revoked or decreased for the fiscal year 2009, if the “Big Four” accounting firm designated by the Purchaser makes provisions in connection with Yiyang Yukang’s inability to be entitled to the “2-year exemption and 3-year half payment” preferential tax treatments for the fiscal year 2009 or the revocation or decrease of the “2-year exemption and 3-year half payment” preferential tax treatment enjoyed by Yiyang Yukangthe,

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enterprise income tax and any overdue charge, fines or other charges arising therefrom, in auditing after-tax net profit for the fiscal year 2009 pursuant to the US GAAP, the provisions made in connection with Yiyang Yukang’s inability to be entitled to the “2-year exemption and 3-year half payment” preferential tax treatments for the fiscal year 2009 or the revocation or decrease of the “2-year exemption and 3-year half payment” preferential tax treatment enjoyed by Yiyang Yukang, enterprise income tax, overdue charge, fines or other charges shall not affect calculation of such Net Profit), the stock option/appreciation right plan representing 300,000 Acorn’s Shares will become effective. If the Net Profit of Yiyang Yukang in 2009 falls short of the above target, such stock option/appreciation right plan representing 300,000 Acorn’s Shares will not become effective; and

(c)	if Yiyang Yukang makes a Net Profit for the fiscal year ended December 31, 2010 of RMB 120,000,000 (for avoidance of doubt, provided that the “Big Four” accounting firm designated by the Purchaser recognizes Yiyang Yukang for the fiscal year 2010 is a foreign invested manufacturing enterprise in accordance with the Applicable Laws, (aa) Yiyang Yukang has to make any provisions, or pay enterprise income tax and any overdue charge, fines or other charges arising therefrom to tax authorities due to the fact that Yiyang Yukang is in fact not entitled to the “2-year exemption and 3-year half payment” preferential tax treatments or the “2-year exemption and 3-year half payment” preferential tax treatment enjoyed by Yiyang Yukang is revoked or decreased for the fiscal year 2010; or (bb) irrespective of whether Yiyang Yukang enjoys the “2-year exemption and 3-year half payment” preferential tax treatments or the “2-year exemption and 3-year half payment” preferential tax treatment enjoyed by Yiyang Yukang is revoked or decreased for the fiscal year 2010, if the “Big Four” accounting firm designated by the Purchaser makes provisions in connection with Yiyang Yukang’s inability to be entitled to the “2-year exemption and 3-year half payment” preferential tax treatments for the fiscal year 2010 or the revocation or decrease of the “2-year exemption and 3-year half payment” preferential tax treatment enjoyed by Yiyang Yukangthe, enterprise income tax and any overdue charge, fines or other charges arising therefrom, in auditing after-tax net profit for the fiscal year 2010 pursuant to the US GAAP, the provisions made in connection with Yiyang Yukang’s inability to be entitled to the “2-year exemption and 3-year half payment” preferential tax treatments for the fiscal year 2010 or the revocation or decrease of the “2-year exemption and 3-year half payment” preferential tax treatment enjoyed by Yiyang Yukang, enterprise income tax, overdue charge, fines or other charges shall not affect calculation of such Net Profit), the stock option/appreciation right plan representing 300,000 Acorn’s Shares will become effective. If the Net Profit of Yiyang Yukang in 2010 falls short of the above target, such stock option/appreciation right plan representing 300,000 Acorn’s Shares will not become effective.

If the Net Profit of Yiyang Yukang in the fiscal year ended on December 31, 2009 meets and exceeds RMB120,000,000, Purchaser will pay the management of Yiyang Yukang an incentive bonus in the amount equal to 30% of the excesses of the Net

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Profit in such fiscal year by, at the option of the management, (a) cash, or (b) shares converted from Acorn’s Shares at the per-share price thereof at the time of allocation of the options/appreciation rights.

If the Net Profit of Yiyang Yukang in the fiscal year ended on December 31, 2010 meets and exceeds RMB120,000,000, Purchaser will pay the management of Yiyang Yukang an incentive bonus in the amount equal to 30% of the excesses of the Net Profit in such fiscal year by, at the option of the management, (a) cash, or (b) shares converted from Acorn’s Shares at the per-share price thereof at the time of allocation of the options/appreciation rights.

For avoidance of doubts, the date on which the granting of option/appreciation right shall take place as referred in Section 6.3 hereof shall not be later than forty-five (45) days following completion of annual audit of Yiyang Yukang by one of the “Big Four” international accountant firms designated by the Purchaser in accordance with the US GAAP and final determination of the Net Profit for the applicable year.

After the Closing, Purchaser and the management of Yiyang Yukang shall, pursuant to the above principles, term and conditions, discuss the details and implementing procedures of the foresaid management bonus and enter into related contracts.

6.4	After the Closing, Purchaser shall take all necessary actions to procure that the board of directors of the Target Company will consist of five directors and shall appoint or cause two candidates recommended by Seller to serve on the board (each director appointed by the Seller shall serve on the board no later than December 31, 2010); and the Seller shall take all necessary actions to procure that three candidates appointed or recommended by Purchaser to serve on the board of the Target Company. All significant matters of the Target Company shall be approved by no less than 2/3 of the board members.

6.5	The Seller agrees not to resell, pledge or transfer any Acorn’s Shares within the United States or to any U.S. Person, as each of those terms is defined in Regulation S, during the 40 days following the any transfer of Acorn’s Shares pursuant to this Agreement.

6.6	Each certificate representing the Acorn’s Shares shall be endorsed with the following legend (in addition to any legend required under Applicable Laws):

“THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (AS AMENDED, THE ‘ACT’) OR UNDER THE SECURITIES LAWS OF ANY STATE. THIS SECURITY MAY NOT BE TRANSFERRED, SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED: (A) IN THE ABSENCE OF (1) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT, (2) AN EXEMPTION OR QUALIFICATION UNDER APPLICABLE SECURITIES LAWS OR (3) DELIVERY TO THE COMPANY OF AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED; AND (B) WITHIN THE UNITED STATES OR TO ANY U.S. PERSON, AS EACH OF THOSE TERMS IS DEFINED IN REGULATION S UNDER THE ACT, DURING THE 40 DAYS FOLLOWING CLOSING OF THE PURCHASE. ANY ATTEMPT TO TRANSFER, SELL, PLEDGE OR HYPOTHECATE THIS SECURITY IN VIOLATION OF THESE RESTRICTIONS SHALL BE VOID.”

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6.7	Upon full payment and settlement of enterprise income tax for the fiscal year 2008 by Yiyang Yukang in accordance with the Applicable Laws, and required by the Target Company, Yiyang Yukang or the Purchaser, Han Tingtao will take all necessary actions to procure Yiyang Heshan State Tax Bureau to confirm by sealing in a letter in the form of Confirmation Regarding Preferential Tax Status of Foreign Invested Manufacturing Enterprise as attached hereto as Exhibit 6.

SECTION 7. REPRESENTATIONS AND WARRANTIES

In addition to those representations and warranties made by each of Seller, the Target Company and the Warrantors herein or in any other documents to be executed in connection therewith, except as specifically relates to the correspondingly numbered section of this Agreement in the Disclosure Schedules to this Agreement, each of Seller, the Target Company and the Warrantors hereby, jointly and severally, represents and warrants to Purchaser that:

7.1	Organization and Good Standing

(a)	Except as disclosed in Section 7.1(b) and Section 7.1(c) of the Disclosure Schedules, each of the Target Group Companies and Seller is duly incorporated, registered and validly existing under the laws of the jurisdiction in which it exists, has all requisite corporate power and authority to own and operate its properties, to carry on its business as now conducted and as proposed to be conducted, and to enter into and perform each of its obligations under this Agreement and all other Contracts to which it is a party and which it may enter into pursuant to the terms hereof. Each of the Target Group Companies and Seller is in good standing and has been in compliance with Applicable Laws since its incorporation. The Constitutional Documents of each of the Target Group Companies and Seller are in compliance with Applicable Laws and have the full force and effect. Each of Seller, the Target Company and the Warrantor has delivered to Purchaser the true, correct and complete copies of the Constitutional Documents of the Target Group Companies and Seller presently in effect.

(b)

Yiyang Yukang is a wholly foreign-owned enterprise duly incorporated, registered and validly existing under the laws of the PRC, has all requisite corporate power and authority in the PRC to own and operate its properties, to carry on its business as now conducted and as proposed to be conducted, and to enter into and perform each of its obligations under this Agreement and all other Contracts to which it is a party and which it may enter into pursuant to the terms hereof. Yiyang Yukang is in good standing and has been in compliance with Applicable Laws since its incorporation. Yiyang Yukang has obtained all requisite approvals from Government Entities under Applicable Laws with respect to all historical equity transfers, change of company formation, etc. Yiyang Yukang has passed its annual inspection as of December 31,

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2007 in due course pursuant to Applicable Laws. Yiyang Yukang has delivered to Purchaser the true, correct and complete copies of its Constitutional Documents presently in effect, including but not limited to approval certificate, business license and articles of association, or similar Constitutional Documents.

(c)	The Target Company is duly incorporated, registered and validly existing under the laws of the British Virgin Islands, has all requisite corporate power and authority, and qualification in any jurisdiction in which the Target Company is required to be qualified, to carry on its business as now conducted and as proposed to be conducted, and to enter into and perform its obligations under this Agreement and all other Contracts to which it is a party and which it may enter into pursuant to the terms hereof. The Target Company is in good standing and has been in compliance with Applicable Laws since its incorporation. The Constitutional Documents of the Target Company are in compliance with Applicable Laws and have the full force and effect. Each of Seller, the Target Company and the Warrantors has delivered to Purchaser the true, correct and complete copies of the Constitutional Documents of the Target Company presently in effect.

(d)	Each of Lu Guanghui, Lu Canhui and the Warrantors is a natural person over 18 years old, is of sound mind, has entered into this Agreement and any other Contract which it may enter into pursuant to the terms hereof of his/her own will after obtaining full independent professional advice (including legal advice) in respect of the nature of the obligations to be assumed by him/her under this Agreement and the Contract which he may enter into pursuant to the terms hereof and any risks in connection therewith.

7.2	Authorization and Binding Obligations

(a)	The execution, delivery and performance by each of Seller, the Target Company, Lu Guanghui, Lu Canhui and the Warrantors of this Agreement and any other Contract which it may enter into pursuant to the terms hereof and the transactions contemplated thereunder are within its power and authority and have been duly authorized by all necessary corporate actions necessary on its part. This Agreement has been duly executed and delivered by each of Seller, the Target Company, Lu Guanghui, Lu Canhui and the Warrantors, constitutes valid and binding agreements of the foregoing, and is enforceable in accordance with the terms hereof. As of the Closing date, any other Contract which it may enter into pursuant to the terms hereof will have been duly executed and delivered by each of Seller, the Target Company, Lu Guanghui, Lu Canhui and the Warrantors, constitutes valid and binding agreements of the foregoing, and be enforceable in accordance with the terms thereof.

7.3	Share Capital and Bonds

(a)

As of the date hereof, the Target Company has issued 50,000 authorised shares of the same class in accordance with the Constitutional Documents, with no par value each share, of which, there are 50,000 outstanding shares, at a issuing price

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of US$ 1.00 per share and with a total issuing price of US$ 50,000. All the above outstanding shares have been issued in accordance with all Applicable Laws, fully paid-up, with no preferential shares, and free and clear of any Encumbrance. Seller holds complete ownership of the Target Shares and is the sole registered and beneficiary holder of such Target Shares, free and clear of any Encumbrance. As of the Closing date, Seller will transfer and deliver to Purchaser, free and clear of any Encumbrance, any rights, benefits and interests in the Target Shares. Prior to the Closing, except as otherwise provided herein, share capital of the Target Company shall not be changed. Except such Target Shares as set forth in Exhibit 1 or as disclosed in Section 7.3(c) of the Disclosure Schedules, there is no other outstanding securities, options, warrants, rights (including conversion or pre-emptive rights and rights of first refusal), stock appreciation plan, equity scheme, proxy, shareholders agreements, board resolutions or any other agreements in connection with capital increase, or purchasing, acquisition or subscription from the Target Company of any other securities (except otherwise provided herein) on the part of the Target Company. There is no accrued or declared but unpaid dividend with respect to the share capital of the Target Company. The Target Company is under no obligation (contingent or otherwise) to purchase, acquire or withdraw from, any equities held by its shareholders or any other outstanding securities. Except as disclosed in Section 7.3(c) of the Disclosure Schedules, there is no debenture, bond, or note, or any resolution or contract in connection with issuance with the foregoing.

(b)	As of the date hereof, the registered capital of Yiyang Yukang is RMB6,260,000, with the total investment of RMB6,260,000, and prior to the Closing such amounts shall not be changed. All of the registered capital of the Yiyang Yukang has been fully contributed in accordance with the Applicable Laws of the PRC, has been duly verified by a certified accountant registered in the PRC and the accounting firm employing such accountant and the report of the certified accountant evidencing such verification has been filed with the State Administration of Industry and Commerce or its competent local branches. The Target Company holds sole and complete ownership of the registered capital of Yiyang Yukang, free and clear of any Encumbrance. Except otherwise provided herein or as disclosed in Section 7.3(c) of the Disclosure Schedules, there is no rights or commitments, or other options, warrants, rights (including conversion or pre-emptive rights and rights of first refusal), stock appreciation plan, equity scheme, proxy, shareholders agreements, board resolutions or any other agreements related to registered capital increase of Yiyang Yukang, or purchasing, acquisition or subscription from Yiyang Yukang of any registered capital or share capital. There is no accrued or declared but unpaid dividend of Yiyang Yukang. Yiyang Yukang is under no obligation (contingent or otherwise) to purchase, acquire or withdraw from, its registered capital or any other outstanding securities. Except as disclosed in Section 7.3(c) of the Disclosure Schedules, there is no debenture, bond, or note, or any resolution or contract in connection with issuance with the foregoing.

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(c)	The total share capital list as set forth in Section 7.3(c) of the Disclosure Schedules specifies the complete and true share capital information of each Target Group Company as of the date hereof and the Closing date, including but not limited to: (i) all statutory shares, outstanding shares or registered capital and total investment, and its registered holders and ultimate beneficial owners; (ii) options, warrants, rights (including conversion or pre-emptive rights and rights of first refusal), stock appreciation plan, equity scheme, proxy, shareholders agreements, board resolutions or any other agreements in connection with share capital or registered capital increase of each Target Group Company, or purchasing, acquisition or subscription from each Target Group Company of its share capital or registered capital; (iii) debenture, bond, or note, or any resolution or contract in connection with issuance with the foregoing of each Target Group Company. Except as provided in Section 7.3(c) of the Disclosure Schedules, each Target Group Company has no Subsidiary or branch, nor it owns or controls directly or indirectly any interests of other corporation, partnership, trust, joint venture, associations or other entities.

(d)	In respect of any equity interest held in each Target Group Company by Seller or each Target Group Company described in Section 7.3(c) of the Disclosure Schedules, (i) Seller or the Target Group Company has paid in full the consideration for such shares held by it, and has obtained all Consents from relevant Government Entities regarding such payment, and has completed all registration and filing requirements with relevant Government Entities under Applicable Law, including but not limited to reporting, registration and compliance requirements under Foreign Exchange Rules and Regulations, and each of Seller and the Target Company holds good and valid title to such equity interest free and clear of all restrictions on transfer or other Encumbrances, (ii) such equity interest was acquired in compliance with all Applicable Laws, including those laws governing offer, sale or issuance of securities, (iii) there are no outstanding options, warrants or rights (including conversion or pre-emptive rights and rights of first refusal) for the purchase or acquisition from Seller or the Target Group Company of any of equity interest held by any of them, (iv) there is no outstanding or un-exercised options, warrants, rights (including conversion or pre-emptive rights and rights of first refusal), proxy, shareholders agreements, or any other agreements in connection with purchasing or acquisition any equity interest newly issued by any Target Group Company, and (v) no Target Group Company is under obligation (contingent or otherwise) to purchase, or otherwise acquire any equity interest or securities of any Target Group Company.

(e)	With respect to each Target Group Company incorporated and existing in accordance with the Applicable Laws of the PRC, its respective registered capital has been fully contributed in accordance with the Applicable Laws of the PRC, has been duly verified by a certified accountant registered in the PRC and the accounting firm employing such accountant and the report of the certified accountant evidencing such verification has been filed with the State Administration of Industry and Commerce or its competent local branches.

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7.4	Required Consents and Compliance

(a)	No Consent of any Person or any Governmental Entity pursuant to any agreement or Applicable Laws or otherwise is required for the execution, delivery and performance by each of Seller, the Target Company, Lu Guanghui, Lu Canhui and the Warrantors of this Agreement and all other Contracts to which it is a party which are entered into in connection with this Agreement and the consummation of the Transaction.

(b)	Each Target Group Company has all valid Consents necessary for the operation of its business as currently conducted or proposed to be conducted in future and the performance of the Contracts entered into by it, or it may be reasonably expected that it will obtain such Consents without incurring unreasonable Encumbrances or expenses.

(c)	The execution, delivery and performance by each of Seller, the Target Company, Lu Guanghui, Lu Canhui and the Warrantors of this Agreement and all other Contracts in connection herewith to which it is a party do not and will not (i) contravene or conflict with the Constitutional Documents of the Target Company, Yiyang Yukang and Seller; (ii) contravene or conflict with or constitute a violation of any provision of Applicable Laws applicable to Seller, the Target Company, Lu Guanghui, Lu Canhui and the Warrantors; (iii) constitute a default or give rise to any right of termination, cancellation or acceleration of any right or obligation of any Person against Seller, the Target Company, Lu Guanghui, Lu Canhui and the Warrantors or to a loss of any material interest to which any of Seller, the Target Company, Lu Guanghui, Lu Canhui and the Warrantors is entitled, under any provision of any Contract, or any Consent, binding upon them, or by which any assets of the Seller, the Target Company, Lu Guanghui, Lu Canhui and the Warrantors are or may be bound; or (iv) result in the creation or imposition of any Encumbrance on any asset of Seller, the Target Company, Lu Guanghui, Lu Canhui and the Warrantors, except as contemplated in this Agreement.

(d)	Except for those listed in Section 7.4(d) of the Disclosure Schedules, each Target Group Company has complied with all Applicable Laws and performed and complied with all Contracts, and no event is known to have occurred or circumstance known to exist that (with or without notice or lapse of time) (i) may constitute or result in a violation by any Target Group Company of, or a failure on the part thereof to comply with, any Applicable Laws or any Contract or (ii) may give rise to any obligation on the part of any Target Company to undertake, or to bear all or any portion of the cost of, any remedial action of any nature under any Applicable Laws or any Contract. No Target Company has received any notice or other communication (whether oral or written) from any Person or any Governmental Entity regarding (x) any actual, alleged, possible, or potential violation of, or failure to comply with, any Applicable Laws or any Contract, or (y) any actual, alleged, possible, or potential obligation on the part of any Target Company to undertake, or to bear all or any portion of the cost of, any remedial action of any nature. No business of any Target Group Company shall be subject to any Material Adverse Effect due to any of the matters listed in Section 7.4(d).

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(e)	Each Target Group Company organized and existing in the PRC has obtained all Consents required under Applicable Laws to conduct foreign exchange transactions (collectively, the “Foreign Exchange Permits”) as now being conducted by it and proposed to be conducted by it in future and has been in compliance with the provisions of all Applicable Laws in the foreign exchange transactions as currently conducted or proposed to be conducted by it, and believes it can obtain, without undue burden or expense, any such Foreign Exchange Permits for the conduct of foreign exchange transactions as currently conducted in its ordinary course of business or planned to be conducted. All existing Foreign Exchange Permits held by each Target Group Company organized and existing in the PRC are valid and no such Target Group Company is in default under any of such Foreign Exchange Permits.

(f)	With respect to the Warrantors, Lu Guanghui and Lu Canhui, and their respective investments in the Target Group Companies and Seller, any and all Consents of and any and all filings and registrations as required under Applicable Laws with the competent Governmental Entities have been obtained and completed by the Warrantors, Lu Guanghui, Lu Canhui, the Target Group Companies and Seller. The Circular on Issues Concerning Foreign Exchange Administration on Financing and Inbound Investment by Domestic Residents through Overseas Special Purpose Companies (“Circular No.75”) published by the State Administration of Foreign Exchange (“SAFE”) on October 21, 2005, the Implementing Rules of the Circular on Issues Concerning Foreign Exchange Administration on Financing and Inbound Investment by Domestic Residents through Overseas Special Purpose Companies (“Circular No.106”) released by SAFE on May 29, 2007 and any other Applicable Laws in connection with foreign exchange regulation of the PRC (together with Circular No.75 and Circular No.106, the “Foreign Exchange Rules and Regulations”) are not applicable to the Warrantors, Lu Guanghui and Lu Canhui, and the establishment by investment, equity transfer, round-trip investment or other material capital changes in each Target Group Company and the Seller by each Warrantor. If Foreign Exchange Rules and Regulations, SAFE or its local branch requires any Warrantor, Lu Guanghui, Lu Canhui, Target Group Company and/or Seller to complete or obtain any consent or other requirements in connection with any foreign exchange trading (including but not limited to payment by Target Group Companies to the Purchase of profit, dividend, liquidation, consideration for share transfer or capital decrease), foreign exchange investment or material capital change of any Target Group Company, such Warrantor, Lu Guanghui, Lu Canhui, Target Group Company and/or Seller will make best efforts to complete or obtain, or procure the completion of or obtaining, the relevant consents or requirements. None of the Warrantors, Lu Guanghui, and Lu Canhui has received any written inquiries, notifications, orders or any other form of official correspondence from SAFE or any of its local counterparts with respect to any actual or alleged non-compliance with the Foreign Exchange Rules and Regulations.

(g)

None of Seller, the Warrantors, the Target Group Companies or their Affiliates or any directors, officers, agents, employees or their Affiliates of the foregoing, has violated the Foreign Corrupt Practices Act of the United States or any

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other applicable anti-bribery or anti-corruption laws, nor has it offered, paid, promised to pay, or authorized the payment of any money, or offered, delivered, promised to deliver, or authorized the delivery of anything of value, to any official, employee or any other person acting in his/her official capacity of any Governmental Entity, or to any political party or official thereof or to any candidate for political office (collectively the “Government Officials”), knowing or being aware of a high probability that all or a portion of such money or thing of value would be offered, given or promised, directly or indirectly, to any Government Official for the purposes of:

(i)	influencing any act or decision of such Government Official in his or her official capacity;

(ii)	inducing such Government Official to do or omit to do any act in violation of the lawful duties of such Government Official;

(iii)	securing any improper advantage;

(iv)	inducing such Government Official, to use his or her influence with any Governmental Entity to affect or influence any act or decision of such Governmental Entity; or

(v)	assist any Target Group Company in obtaining or retaining business for or with, or directing business to such company.

7.5	Loans

As of the date hereof, except for the borrowings or loans listed in Section 7.5 of the Disclosure Schedules (including all Inter-Company Loans, collectively the “Loans”), each Target Group Company has no other loan (whether shareholders loan, inter-company loan or bank loan) and each Target Group Company has discharged any Loans when due, including but not limited to a Loan Agreement dated January 18, 2007 between Yiyang Yukang and Shenzhen Bridge Engineering and Design Consulting Co., Ltd. for a loan of RMB11,000,000. Seller, the Target Company and the Warrantors have delivered to Purchaser the documentations, guarantees or any true, accurate and complete notes, indentures, loan agreements and other documents in connection with the Loans. Each of the Loans remains in full force, is not in breach or violation of any provisions of Applicable Laws nor gives rise to a breach thereof, and constitutes legally valid and binding obligations of a party to such Loan, enforceable against all the parties to such Loan in accordance with its terms. No Target Group Company has breached any terms or conditions under any Loan.

7.6	Financial Statements

(a)	Seller, the Target Company and the Warrantors have provided to Purchaser the consolidated balance sheets for the Target Group Companies as at December 31, 2006 and December 31, 2007 and the related consolidated income statements and consolidated statements of changes in cash flow for the years then ended.

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(b)	Prior to the Closing, Seller, the Target Company and the Warrantors have provided to Purchaser the consolidated balance sheets for the Target Group Companies as at October 31, 2008 and the related consolidated income statements for the period then ended (the “Closing Accounts”).

(c)	There has been no material change in any of the significant accounting policies, practices or procedures of the Target Group Companies.

7.7	Absence of Material Changes

Since the date of the Closing Accounts, each Target Group Company has (i) conducted its business in the ordinary course consistent with past practices, (ii) used its best efforts to preserve its business, (iii) maintained any property associated with its business in good operating condition and in a state of reasonable maintenance and repair, (iv) collected accounts receivable and paid accounts payable and similar obligations in the ordinary course of business consistent with past practices and (v) not engaged in any new line of business or entered into any Contract, transaction or activity or made any commitment except those in the ordinary course of business or as agreed by Purchaser or contemplated hereunder. In addition, except in the ordinary course of business and in any amount and on any terms consistent with past practices, or unless otherwise required or permitted by this Agreement or Purchaser, since the date of the Closing Accounts through the Closing date, there has not been:

(a)	any event, state of circumstances or facts which individually or in the aggregate has had or could reasonably be expected to have a Material Adverse Effect;

(b)	any incurrence, assumption or guarantee by any Target Group Company of any Liabilities with an amount in excess of US$10,000 (individually or collectively with all other related Liabilities);

(c)	any creation or other incurrence of any Encumbrance on any asset of any Target Group Company (or all related Encumbrances);

(d)	any damage, destruction or other casualty loss (or all related losses) with an amount in excess of US$10,000 (whether or not covered by insurance) to property or assets of any Target Group Company;

(e)	any transaction or Contract entered into or commitment made by any Target Group Company with respect to its business (including the acquisition or disposition of any assets) or any relinquishment by it with respect to its business of any Contract, business or other right, material to such Target Group Company or its business other than transactions and commitments in the ordinary course of business consistent with past practices;

(f)	any (i) grant of any severance or termination pay to any employee of a Target Group Company, (ii) entering into of any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any employee of a Target Group Company, (iii) increase in benefits payable under an existing severance or termination pay policy or employment agreement affecting any employee of a Target Group Company or (iv) increase in compensation, bonus or other benefits payable to any employee of a Target Group Company;

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(g)	any capital expenditure, or commitment for a capital expenditure, for additions or improvements to any property, fixture or equipment by any Target Group Company other than expenditures and commitments not exceeding US$100,000 in aggregate;

(h)	with respect to the share capital of any Target Group Company, any declaration of dividends, payment of dividends or allocation of funds (either in the form of cash, share or property) for the purpose of dividends payment or other distribution, or split, merger or restructuring of any of its share capital or issuance or authorized issuance of any other securities in respect of the shares of such share capital or alternative or replacement share capital, or repurchase or otherwise acquisition, directly or indirectly, of any shares of such share capital, except for a repurchase from any former employee, non-employee director or advisor of such Target Group Company based on certain agreement pursuant to which shares may be repurchased upon the termination of employment;

(i)	any change in any method of accounting or change in accounting or Taxes practices by any Target Group Company, or the making of a significant Taxes election not previously made;

(j)	any labor dispute, or any activity or proceeding by a labor union or representative thereof to organize any employees of a Target Group Company, or any lockouts, strikes, slow downs, work stoppages or threats thereof by or with respect to such employees;

(k)	any agreement, commitment or arrangement to take any of the actions listed in clauses (a) through (j) of this Section 7.7.

7.8	No Undisclosed Liabilities

Except for the following Liabilities and obligations, no Target Group Company has Liabilities or obligation of any nature (no matter actual, absolute, contingent or otherwise): (a) Liabilities or obligations contained in the Closing Accounts, (b) Liabilities or obligations as expressly provided to be borne by any Target Group Company, (c) as of the Closing Accounts date, Liabilities or obligations incurred in the ordinary course of business consistent with past practice, none of which individually or in the aggregate exceeds US$100,000, or (d) Liabilities or obligations set forth in Section 7.8 of the Disclosure Schedules.

7.9	Tangible Property

(a)	The Target Company is a controlling company set up for the purpose of holding equity interest of Yiyang Yukang and conducts no any other activities. Except provided in Section 7.9 (a) of the Disclosure Schedules, the Target Company has no employee, Real Property or personal property.

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(b)	Each Target Group Company has no Real Property. Each Target Group Company duly leases the Real Property (“Leased Property”) necessary in its normal course of business in the present or future, and such Real Property is in a state of good, usable and reasonable maintenance and repair and is adequate for the conduct of the business of each Target Group Company as currently conducted or as proposed to be conducted. Section 7.9(b) of the Disclosure Schedules sets forth the following particulars regarding the Leased Property as of the date hereof: the name of the landlord, the number of square meters comprising such premises, the current base monthly rental payable under the lease for such premises and other charges payable by the Target Group Company under such lease (including Taxes, management fees, operating expenses and similar items), the amount of the security deposit required under such lease, the commencement and expiration dates of the term of such lease, whether such Target Group Company is entitled to any option to renew or lease additional space, whether any rents or other charges are in arrears or prepaid and the period to which such arrearages or prepayments relate, the date of such lease and all amendments thereto, and whether the tenant thereunder is entitled to terminate the lease upon a change of such Target Group Company. All particulars relating to each Leased Property as set forth in Section 7.9(b) of the Disclosure Schedules are true, correct and complete. Each Target Group Company shall have executed the leases for all Leased Property and have delivered to Purchaser true, correct and complete copies of such leases, and (i) each lease is valid, binding and in full force and effect, and enforceable in accordance with its terms; (ii) each lease constitutes the entire agreement with the tenant thereunder relating to the Leased Property, including all amendment, modification or supplementation (in writing or otherwise); (iii) the landlord under each lease is the legal owner or user of the Leased Property, and has the power, Consent or authorization necessary to lease such Leased Property; and (iv) each Target Group Company has been in full compliance with all of its obligations under applicable lease.

(c)	The personal properties, equipment, supplies and fixtures of each Target Group Company are adequate for the conduct of its business as currently conducted or proposed to be conducted. All personal properties of each Target Group Company are owned by itself with full entitlement, free and clear from any Encumbrance, are in a state of good, usable and reasonable maintenance and repair, and are adequate for the conduct of its business as currently conducted or proposed to be conducted.

(d)

Each Target Group Company shall have executed the leases for all personal properties, equipment, supplies and fixtures with their legal owners and have delivered to Purchaser true, correct and complete copies of such leases, and (i) each lease is valid, binding and in full force and effect, and enforceable in accordance with its terms; (ii) each lease constitutes the entire agreement with the tenant thereunder relating to the personal properties, equipment, supplies and fixtures, including all amendment, modification or supplementation (in writing or otherwise); (iii) the landlord under each lease is the legal owner or user of the personal properties, equipment, supplies and fixtures, and has the power, Consent or authorization necessary to lease such personal properties, equipment, supplies and fixtures; and (iv) each Target Group Company has

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been in full compliance with all of its obligations under applicable lease. All personal properties of each Target Group Company are leased by itself free and clear from any Encumbrance, are in a state of good, usable and reasonable maintenance and repair, and are adequate for the conduct of its business as currently conducted or proposed to be conducted.

7.10	Bank Accounts

Except for the accounts disclosed in Schedule 7.10 of the Disclosure Schedules, no Target Group Company maintains any account with any bank. Each of the accounts listed in Schedule 7.10 of the Disclosure Schedules has been operated in accordance with Applicable Laws regarding banking and foreign exchange.

7.11	No Litigation

There is no action, claim, suit, investigation or proceeding (or any basis therefor) against, pending against or threatened against any Target Group Company, or any of its properties or assets, before any court of law or arbitration entity or any Governmental Entity. No Target Group Company, or its assets or properties, is subject to any judgment, decree, injunction, rule or order of any court of law or Governmental Entity. There is no action, claim, suit, investigation or proceeding (or any basis therefor) against, pending against or threatened against Seller, or any of its properties or assets, before any court of law or arbitration entity or any Governmental Entity, any decision of which not in favour of Seller will cause a Material Adverse Effect.

7.12	Material Contracts

Schedule 7.12 of the Disclosure Schedules lists all the Contracts to which any Target Group Company is a party or by which it is bound and upon which the business of the Target Group Company is substantially dependent or which are otherwise material as further defined below:

(a)

A “Material Contract” means (i) any lease agreement; (ii) any contract that obligates any Target Group Company to pay an amount in excess of US$100,000, (iii) any contract to which any Target Group Company is a party that has an unexpired term in excess of one year, (iv) any contract on which the business of any Target Group Company is substantially dependent or which is otherwise material to the business of any Target Group Company (including without limitation any agreement with respect to Intangible Property), (v) any loan agreement, indenture, agreement with banking institutions relating to the granting of credit lines, security agreement, mortgage or pledge agreement, deed of trust, bond, note, or other agreement relating to the borrowing of money or to the mortgaging, pledging, transferring of any Encumbrance, or otherwise placing an Encumbrance on any material asset or material part of the assets of any Target Group Company; (vi) any Contract to which any Target Group Company is a party, involving a guarantee of performance by any Person or involving any agreement to indemnify or act as surety for any Person, or any other Contract to be contingently or

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secondarily liable for the obligations of any Person, (vii) any Contract that limits or restricts the ability of any Target Group Company to compete or otherwise to conduct its business in any manner or at any place; (viii) any joint venture, partnership, alliance or similar Contracts (including joint development and joint marketing Contracts) to which any Target Group Company is a party, involving a sharing of profits or expenses; (ix) any asset purchase agreement, share purchase agreement, option, commitment or other Contract for acquisition or divestiture of any assets by or of any Target Group Company; (x) any brokerage or finder’s agreement; (xi) any other Contract to which any Target Group Company is a party and which was not made in the ordinary course of business; (xii) any agreement to which the Company is a party and which grants a power of attorney, agency or similar authority to another Person or entity, (xiii) any Contract to which any Target Group Company is a party and which contains a right of first refusal; and (xiv) any Contract on sales agency, marketing or distribution to which any Target Group Company is a party.

(b)	True and complete copies of the Material Contracts, including any amendments and supplements to such Material Contracts, have been delivered by Seller to Purchaser.

(c)	Each Material Contract is valid and binding, enforceable by the parties thereto in accordance with its terms. Each Target Group Company has duly performed all its obligations under each Material Contract to the extent that such obligations to perform have accrued, except as otherwise stated in the Disclosure Schedules. No breach or default, alleged breach or default, or event which would (with the passage of time, notice or both) constitute a breach or default under any of the Material Contracts by the Target Group Company, or any other party or obligor with respect thereto, has occurred, or as a result of this Agreement or any Contract entered into in connection herewith, or the performance hereof or thereof, will occur.

(d)	The consummation of the transactions contemplated by this Agreement and any of the Contracts entered into in connection herewith will not (and will not give any Person a right to) terminate or modify any rights of, or accelerate or augment any obligation of, any Target Group Company under any Material Contract.

7.13	Third-Party Consents

Section 7.13 of the Disclosure Schedules sets forth or describes all Material Contracts required to be novated or obtain consent to the assignment (as the case may be) in connection with the Transaction or any other transactions contemplated under this Agreement in, and specially indicates that, in connection with the transaction contemplated under this Agreement, failure to novate or obtain consent to the assignment for any Material Contract is reasonably expected to: (i) have Material Adverse Effect on the ability of Purchaser to conduct the business of any Target Group Company in a similar way adopted by any Target Group Company in its business prior to the Closing, or (ii) give rise to any rights of any Person, which may have Material Adverse Effect on any Target Group Company.

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7.14	Related-Party Transactions

Except such transactions as set forth in Section 7.14 of the Disclosure Schedules, no Target Group Company is indebted, either directly or indirectly, to any Affiliate in any amount whatsoever. No Affiliate is indebted to any Target Group Company, nor does it have any direct or indirect ownership interest (other than ownership interest of Purchaser held in the Target Company) in, or any contractual relationship with, any Person that has business relationship with any Target Group Company or directly or indirectly competes with any Target Group Company. No Affiliate is, directly or indirectly, a party to or otherwise an interested party with respect to any Contract with any Target Group Company.

7.15	Insurance

Section 7.15 of the Disclosure Schedules sets forth all insurance policies maintained by each Target Group Company. Each of Seller, the Target Company and the Warrantors has provided Purchaser with true, correct and complete copies of such insurance policies. All premiums payable under all such policies have been paid and each Target Group Company is otherwise in full compliance with the terms and conditions of all such policies. There are no pending insurance claims by any Target Group Company. Failure to purchase or maintain any insurance which is normally purchased or maintained by companies carrying on similar businesses or owning assets of a similar nature has not caused and will not cause any loss or Material Adverse Effect on the operation and business of any Target Group Company.

7.16	Employees

(a)	Schedule 7.16 of the Disclosure Schedules sets forth a true, correct and complete list of the employment contracts of all the employees of each Target Group Company. True, correct and complete copies of the all the employment contracts have been delivered by Seller, the Target Company and the Warrantors to Purchaser for its review.

(b)	No current or former directors, employees, consultants or other officers of any Target Group Company are entitled to claim against such company for any economic compensation or similar termination payment, except in cases where full provision and payment has been made by the Target Group Company with respect to such compensation or termination payments. No events have occurred to cause any Target Group Company to have a current obligation to make any payment to any current or former director, officer or employee by way of specific performance, damages or compensation for loss of office or employment or for redundancy or unfair or wrongful dismissal.

(c)	Each Target Group Company is in compliance in all material respects with all obligations imposed on employers pursuant to Applicable Laws, including, but not limited to, Applicable Laws regarding overtime pay, tax withholding and payments required to be made on behalf of or for the account of current or former employees in the nature of social benefits

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(d)	There are no disputes between any Target Group Company and its current or former employee, director, consultant or officer pending or threatened. No current or former employee, director, consultant or office has misappropriated the funds of any Target Group Company.

(e)	Schedule 7.16(e) of the Disclosure Schedules provides a list of all consulting agreements (except for Contracts with law firms or accounting firms for the provision of professional advisory services) between each Target Group Company and any Person, as well as a list of all consultants who have performed services for each Target Group Company. None of the consultants listed in Schedule 7.16(e) of the Disclosure Schedules is an official or employee of any Governmental Entity of any country. No Applicable Laws are violated as a result of any Target Group Company’s retention of any consultant, nor has any consultant retained by any Target Group Company violated the Applicable Laws of any country as a result of such retention.

7.17	No Third Party Options

There are no existing agreements, options, commitments or rights with, of or to any Person to acquire any assets, properties or rights of any Target Group Company or any interest in such assets, properties or rights.

7.18	Taxes

(a)	Each Target Group Company has timely and duly completed and filed all Tax Returns that are required to have been filed by it. All Tax Returns are true, correct and complete. Each Target Group Company has timely paid all Taxes owed by it which are due and payable or withheld and remitted to the appropriate Governmental Entity all Taxes which it is obligated to withhold and remit from amounts owing to any employee, creditor, customer or third party, whether or not such Taxes were reflected in the Tax Returns of the related Target Group Company. No Target Group Company is the beneficiary of any extension of time in which to pay any Tax. The unpaid Taxes of each Target Group Company do not exceed the reserve for Taxes in the most recent financial statement.

(b)	All the preferential Tax treatments enjoyed by each Target Group Company have been in compliance with the Applicable Laws. Such Tax preferential treatment will not be revoked or diminished, except in the cases in which preferential Tax treatments are revoked or diminished in accordance with any change in Applicable Laws after the date of the Closing.

(c)

With respect to all Taxes that are due or payable by each Target Group Company during all Tax periods (or any part thereof ) as of the Closing date, (i) each Target Group Company has been in compliance in all material aspects with all Applicable Laws, and (ii) as of the date hereof, all material Tax payments that are required to be made to any tax authority

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or other department have been made or exempted. All Tax payments made by each Target Group Company and all expenses arising therefrom are evidenced by Tax invoices which may constitute the basis for Tax credit, deduction or exemption, except in the cases in which such Tax invoices shall not constitute the basis for Tax credit, deduction or exemption as otherwise provided under the Applicable Laws.

(d)	Within the three (3) years prior to the date hereof, no Target Group Company has received any notification from any Tax authority stating that such authority will conduct an examination of its Tax Returns, or any pending written advice from any Tax authority proposing an adjustment of the Tax obligations of such company with respect to its Tax Returns. All deficiencies asserted or assessments made as a result of any examinations by any Tax authority have been fully paid.

(e)	Within the three (3) years prior to the date hereof, no Target Group Company has paid or has been obliged to pay any Tax-related interest, penalties, surcharges or fines. The data of all Tax-related documentations of each Target Group Company has been properly maintained and can be available at the premises of each Target Group Company. No asset of any Target Group Company is subject to any Tax lien, excluding Taxes that are undue and not payable.

7.19	Name

After the Closing, Purchaser has the right to use the name of each Target Group Company during the term of such company. The continued use of the name of such a Target Group Company will not constitute a violation of any Applicable Laws in the jurisdictions where each Target Group Company conducts it business or an infringement of any Person’s right or a breach under any contract.

7.20	Environmental Matters

(a)	For the purposes of this Section 7.20, the following terms shall have the meanings set forth below:

(i)	“Environmental and Safety Laws” shall mean any and all ordinances, codes, regulations, rules, policies and orders of any applicable jurisdiction or Applicable Law that (i) relate to the pollution or protection of the environment (including air; surface water; groundwater and water in pipe, drainage or sewerage systems; land surface or sub-surface strata); (ii) classify, regulate, call for the remediation of, require reporting with respect to, or list or define air, surface water, groundwater, solid waste, hazardous or toxic substances, materials, wastes, pollutants or contaminants; (iii) prohibit, regulate, or control any Hazardous Material or any Hazardous Material Activity; or (iv) relate to the health or safety of employees, workers, occupiers, invitees or other persons, including the public (including but not limited to fire control).

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(ii)	“Environmental Permit” shall mean any approval, permit, license, authorization, clearance or consent required to be obtained from any Government Entity relating to under or in relation to any Environmental and Safety Laws, Hazardous Materials, or Hazardous Material Activity.

(iii)	“Facilities” means all buildings and improvements on the Real Property.

(iv)	“Hazardous Materials” shall mean any radioactive, infectious, flammable, toxic or hazardous substance, chemical, material, waste, pollutant, or contaminant, including without limitation (i) those chemicals, substances, materials and wastes defined in, prohibited or regulated under applicable Environmental and Safety Laws, and (ii) any petrochemical or petroleum products, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation, transformers or other equipment that contain dielectric fluid containing polychlorinated biphenyls, radon gas, and toxic mold that are subject to applicable Environmental and Safety Laws.

(v)	“Hazardous Material Activity” shall mean the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, disposal, remediation, Release, exposure of others to, sale, distribution, import, or export of any Hazardous Material or any product containing a Hazardous Material.

(vi)	“Real Property” shall mean all real property leased, occupied or owned by all the Target Group Companies either currently or in the past.

(vii)	“Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, injecting, depositing, discharging, escaping, leaching, dumping or disposing into or through the environment, including ambient air, surface water, soil, sediment, groundwater, or sewage systems of any substance, material or waste (whether solid, liquid or gaseous), including the abandonment or discarding of barrels, containers, and other receptacles.

(b)	All the Target Group Companies have obtained all the Environmental Permits relating to either the carrying on of their respective businesses, or the use of, or any activities or operations carried out at the Real Property or the Facilities, and such Environmental Permits are in full force and effect, and no suspension, cancellation or non-renewal of any such Environmental Permit is pending or, to the actual knowledge of each of Seller, the Target Group Companies and the Warrantors, threatened.

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(c)	All the Target Group Companies have always been in compliance with all the applicable Environmental and Safety Laws and Environmental Permits in their business operations. The Facilities have always been in compliance with all the Environmental and Safety Laws.

(d)	To the knowledge of each of Seller, the Target Company and the Warrantors, there is no on-going, pending or potential claim, legal action, litigation, arbitration, notice, demand, inquiry, legal proceeding or investigation threatened in relation to an actual or alleged violation of any Environmental and Safety Laws against or relating to any Target Group Company or for which any Target Group Company could have any Liability, whether as a matter of contract or by operation of Applicable Law. To the knowledge of each of Seller, the Target Company and the Warrantors, there are no circumstances (including pollution or contamination of the environment on, in, at, under or migrating from, any Real Property) which may give rise to any non-compliance with or Liability under Environmental and Safety Laws (whether actual or contingent) in relation the operations and activities of the any Target Group Company. To the knowledge of each of Seller, the Target Company and the Warrantors, no Target Group Company has any outstanding liability (absolute or contingent) with respect to the storage, treatment, clean-up or disposal of any pollutant, contaminant, substance, material or waste (whether solid, liquid or gaseous).

(e)	To the knowledge of each of Seller, the Target Company and the Warrantors, have not been in the past, and are not now, any underground tanks or underground improvements at, on or under any Real Property, including treatment or storage tanks, sumps, or water, gas or oil wells. To the knowledge of each of Seller, the Target Company and the Warrantors, there is not currently and there has not been on any Real Property any Release which may inhibit or restrict or make materially more costly any operation of the businesses of any Target Group Company or the occupation of or redevelopment of the Real Property or any part of them by reason of contamination or otherwise.

(f)	To the knowledge of each of Seller, the Target Company and the Warrantors, (i) no Real Property or Facilities has been affected by any circumstance that it is reasonably predicted will result in any liability under applicable Environmental and Safety Laws; (ii) in the past three (3) years, no Target Group Company, Real Property or Facilities has been the subject of an audit report, assessment, review or investigation (including any test, sampling or inspection) by any Governmental Entity in relation to any Environmental and Safety Laws; and (iii) there has been no environmental investigation, study, test, examination or analysis conducted by, or on behalf of any Target Group Company or in the possession or control of any Target Group Company or Seller in connection with any Real Property or Facilities that has not been delivered or made available to Purchaser prior to the date of execution hereof.

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(g)	To the knowledge of each of Seller, the Target Company and the Warrantors:

(i)	no property in the immediate vicinity of the Real Property has been used as a landfill; and

(ii)	No Hazardous Materials have been stored, treated or managed at the Real Property operated by any Target Group Company other than those likely to be stored, treated or managed in the normal course of business carried out at the Real Property.

(h)	To the knowledge of each of Seller, the Target Company and the Warrantors, there has been no material Release, discharge or disposal of any Hazardous Materials by any third party in the immediate vicinity of the Real Property.

7.21	Account Books and Records

Each of Seller, the Target Company and the Warrantors has provided to Purchaser and its lawyer the true, accurate and complete copies of all the documents that Purchaser and its lawyer request in connection with the legal and financial review of all the Target Group Companies. Without limiting the foregoing, each of Seller, the Target Company and the Warrantors has provided to Purchaser and its lawyer the complete and accurate copies of all the documents specified in the Disclosure Schedules and (a) the Constitutional Documents of all the Target Group Companies (all the above-mentioned documents are valid on the date of provision); (b) the complete and accurate copies of the minute books that contain all the procedures, Consents, actions or meeting minutes of the board of directors, the committees of the board of directors and the shareholders meetings of all the Target Group Companies; (c) copies of the stock ledger, journal and other records reflecting all stock issuances and transfers and all stock option grants and agreements of the Target Group Companies, and (d) all the licenses, orders and Consents any supervisory authority has issued to all the Target Group Companies in connection with any of its securities and applications. The meeting minutes each of Seller, the Target Company and the Warrantors has provided to Purchaser contain the complete and accurate summaries of all the board meetings and/or shareholders meetings or the actions adopted in writing and reflect all the material aspects of the transactions referred to in such meeting minutes. The account books, records and accounts (i) are accurate and complete in all material aspects; (ii) are managed in accordance with reasonable business practices consistent with the past; (iii) are reasonably detailed so far as their contents are concerned and accurately and fairly reflect the status of the transactions and the allocation of assets and property of each Target Group Company, and (iv) accurately and fairly reflect the basis for the financial statements.

7.22	Brokers’ Fees and Finders’ Fees

No Target Group Company is obligated to pay any fees or expenses to any investment banker, broker, finder or similar party in connection with the origin, negotiation or execution of this Agreement, or in connection with the Transaction or any other transaction contemplated herein. Purchaser shall will not incur any liability, either directly or indirectly, to any such investment banker, broker, finder or similar party as a result of this Agreement, the Transaction or any other transaction contemplated herein. No Target Group Company is a party to any contract with any investment banker, broker or similar party or any

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accountant, legal consultant or other person in connection with this Agreement, the Transaction or any other transaction contemplated hereunder.

7.23	Information Disclosure

Each of Seller, the Target Company and the Warrantors has provided Purchaser with all information material to a reasonable purchaser’s consideration as to whether to proceed with the Transaction. None of this Agreement, any other statements or certificates or other materials made or delivered, or to be made or delivered, to Purchaser in connection herewith or therewith contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein or therein not misleading. No representation or warranty by Seller, the Target Company or any Warrantor in this Agreement, any other statements or certificates or other materials made or delivered, or to be made or delivered, to Purchaser in connection herewith or therewith and no information or materials provided to Purchaser in connection with its due diligence investigation of Seller and any Target Group Company and the negotiation and execution of this Agreement contains any untrue statement of a material fact or omits to state any material fact required to be stated therein in order to make the statement therein, in light of the circumstances in which they are made, not misleading.

7.24	No State-Owned Assets

Since no assets of Seller or any Target Group Company constitute state-owned assets, no assets valuation of any type needs to be made in accordance with Applicable Laws on the transfer of state-owned assets in the PRC before any transaction contemplated hereunder is completed.

7.25	Entire Business

No Target Group Company uses or shares any major facilities, services, assets or property it owns with any Person that is not a Target Group Company, unless otherwise specified in the Disclosure Schedules hereto.

7.26	Intangible Property

(a)	Section 7.26(a) of the Disclosure Schedules accurately and completely lists all the intangible property that is owned by each Target Group Company, including: (i) any Intellectual Property (whether registered or not) that it uses in connection with its business as well as any related guarantee, license, approval, certificate, Consent, and warrant; (ii) any business secret, secret recipe, or confidential information or knowledge; and (iii) any other intangible property it uses in connection with its business ( (i), (ii) and (iii) are hereinafter referred to collectively as “Intangible Property”, the lack of which will have a Material Adverse Effect on the business of each Target Group Company).

(b)

Section 7.26(b) of the Disclosure Schedules accurately and completely lists all the Intangible Property that each Target Group Company has been authorized to use by a third party that has the legitimate right to authorize the use of such

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Intangible Property, and the authorized use, operation and distribution of such Intangible Property are in compliance with all Applicable Laws and will not infringe any legitimate right of any Person.

(c)	Section 7.26(c) of the Disclosure Schedules makes a complete and accurate list of all the licenses of any Intangible Property each Target Group Company has granted to any third party.

(d)	Each Target Group Company owns, has sufficient rights (including but not limited to the rights to develop, maintain, license and distribute) to, or otherwise has the licenses to use all the Intangible Property necessary and sufficient conduct its business and any other business to be conducted by the Target Group without any conflict with or infringement of any right of any other Person. No claims are currently being asserted against any Target Group Company, nor is any Target Group Company aware of any threatened claim or demand, by any other Person (a) challenging or questioning the validity and enforceability of the Target Group’s ownership, right to, or use of any of the Intangible Property owned or used by any Target Group Company, or in which any Target Group Company possesses legal rights, or the validity or effect of any license or similar agreement with respect to such Intangible Property; (b) alleging any interference, infringement, misappropriation or other violation of the Intangible Property rights of other Person; or (c) alleging any unfair competition or trade practices. No Target Group Company has received any communication alleging that any Target Group Company has violated or, by conducting its business as proposed to be conducted, would violate any Intangible Property rights of other Persons.

(e)	Each Target Group Company has taken all reasonable steps and measures to establish and preserve the ownership of, or legally sufficient right to, all the Intangible Property material to its business as now conducted and as proposed to be conducted. Each Target Group Company has taken all reasonable steps to register, protect, maintain and safeguard all the Intangible Property material to its business as now conducted and as proposed to be conducted (including for which improper or unauthorized disclosure would impair its value or validity), and has executed appropriate non-disclosure and confidentiality agreements and made all appropriate filings, registrations and payments of fees in connection with the foregoing. To the knowledge of the Target Company and Seller, there is no infringement, misappropriation or other violation by any other Person of any Intangible Property of Target Group Company.

(f)

Each Target Group Company owns all rights in and to any and all Intangible Property used or planned to be used by such Target Group Company, or covering or embodied in any past, current or planned activities, services or products of such Target Group Company which Intangible Property was made, developed, conceived, created or written by any consultant retained, or any employee employed, at any time, by such Target Group Company. No former or present employee, and no former or current consultant, of any Target Group Company has any rights in any Intangible Property of the Target Group.

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The Target Company and Seller, after reasonable investigation, are not aware of any of the Target Personnel, employees or consultants. currently or previously employed or otherwise engaged by any Target Group Company is in violation of any current or prior confidentiality, non-competition or non-solicitation obligations to any Target Group Company or to any other Persons, including former employers. No Target Personnel is obliged under any contract, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with the use of his or her best efforts to promote the interests of the Target Group or that would conflict with the business of the Target Group as presently conducted. Except for inventions that have been validly and properly assigned or licensed to the Target Group as of the date hereof, it will not be necessary to utilize in the course of the Target Group’s business operations any inventions of nay of the respective employees of the Target Group made prior to their employment by the Target Group.

(g)	All the Intangible Property that any Target Group Company owns or to which it has statutory rights and that has an important bearing on its present and proposed business is free and clear of any security interests or encumbrances and there are no such Contracts as license any Intangible Property or any rights to it to any other Person. Except as otherwise provided in Section 7.26(c) of the Disclosure Schedules, no Target Group Company has (i) transferred or assigned to any Person, (ii) authorized any Person to use, or (iii) provided to any Person any Intangible Property that any Target Group Company owns or to which it has statutory rights and that has an important bearing on its present and proposed business.

(h)	To the extent not expressly prohibited by Applicable Laws, all material inventions and material know-how conceived by employees of the Target Group, and related to the business of the Target Group are the property of the Target Group, and all rights, titles and interests thereto and therein, including all applications therefore, have been transferred or assigned to, and are currently owned by, the Target Group.

7.27	Securities Act

(a)	None of Seller and Warrantors is a U.S. Person (as defined in Rule 902 of Regulation S);

(b)	the Seller is acquiring Acorn’s Shares hereunder for investment for its own account and has the full right to dispose of such Acorn’s Shares, and not as a nominee, custodian or agent;

(c)	the Seller has no present intention to sell, grant any participation in, or otherwise distribute any of the Acorn’s Shares to be acquired hereunder;

(d)	the Seller has no subsisting contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third party with respect to any of the Acorn’s Shares to be acquired hereunder;

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(e)	the acquisition of the Acorn’s Shares by the Seller from Purchaser pursuant to this Agreement constitutes an “offshore transaction” within the meaning of Rule 902 of Regulation S, as presently in effect;

(f)	the Seller understands that the Acorn’s Shares to be acquired hereunder will not be registered under the Securities Act or registered or listed publicly pursuant to any other Applicable Laws, on the ground that the sale provided for in this Agreement is exempt from registration under the Securities Act or the registration or listing requirements of any other Applicable Laws, and that the reliance of the Purchaser on such exemption is predicated in part on the Seller’s representations and warranties and covenants set forth in this Agreement. The Seller understands that the Acorn’s Shares are not registered or listed publicly and must be held indefinitely unless they are privately transferred (subject to any restrictions or limitations on any such private transfer) or they are subsequently registered or listed publicly or an exemption from such registration or listing is available;

(g)	Seller has received all the information that it considers necessary and appropriate to decide whether to acquire the Acorn’s Shares hereunder. The Seller is not relying on any statements or representations made in connection with the transactions contemplated hereby other than representations and warranties and covenants contained in this Agreement;

(h)	Seller is relying solely on its own counsel and other advisors for legal, financial and other advice with respect to the acquisition of the Acorn’s Shares or the transactions contemplated by this Agreement and any related documents, and not on any statements or representations of the Purchaser or its agents, written or oral (other than any representations and warranties made by Purchaser contained in Section 8 of this Agreement); and

(i)	By reason of business and financial experience, the Seller has the capability of protecting itself, can bear the economic risk of the acquisition of the Acorn’s Shares, and has such knowledge and experience in financial or business matters that the Seller is capable of evaluating the merits and risks of the investment in the Acorn’s Shares. Further, the Seller is not aware of any publication of any advertisement or other form of general solicitation utilized by Purchaser in connection with the transactions contemplated hereby.

SECTION 8. REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller that the following representations and warranties are and will be true and accurate as of the date of execution hereof and the date of the Closing:

8.1	Qualifications and Authorization

Purchaser is duly organized and validly exists under laws of the British Virgin Islands. Purchaser has full right, power and authority to purchase the Target Shares as specified herein and perform its obligations hereunder and it has taken or will have

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taken prior to the Closing all necessary actions required to authorize Purchaser to enter into this Agreement and perform its obligations hereunder. The Person who has affixed his/her signature hereto on behalf of Purchaser has been duly authorized. Purchaser has duly executed and delivered this Agreement, which will constitute a valid agreement binding on Purchaser and will be enforceable against Purchaser in accordance with its provisions.

8.2	No Conflict

The execution, delivery and performance by Purchaser of this Agreement and any related agreement will not result in any conflict of this Agreement with (i) any company documents of Purchaser (including without limitation the constitutional documents, relevant resolutions of shareholding meetings and relevant resolutions of the board of directors of Purchaser); (ii) any Applicable Laws; or (iii) any contract or agreement Purchaser has entered into with any third party.

8.3	Required Consents

The execution, delivery and performance by Purchaser of this Agreement and any related agreement and the consummation of the Transaction will not require any Consent to be delivered by any Person or Governmental Entity under any agreement, Applicable Laws, or otherwise.

8.4	Securities Act

No “directed selling efforts” (as defined in Rule 902 of Regulation S) have been made by the Purchaser, any of its Affiliates or any person acting on its behalf with respect to any Acorn’s Shares that are not registered under the Securities Act; and none of such persons has taken any actions that would result in the transfer of the Acorn’s Shares to the Seller under this Agreement requiring registration under the Securities Act; and Acorn is a “foreign issuer” (as defined in Regulation S).

8.5	Acorn’s Shares

The Acorn’s Shares acquired by Seller under this Agreement is free and clear of any encumbrances.

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8.6	Return of Target Shares

If this Agreement and the Transaction contemplated hereunder are terminated in accordance with Section 9 before the Seller receives all Closing Payment in accordance with this Agreement, the Purchaser shall unconditionally return the Target Shares to the Seller within the defined period upon receipt of the Seller’s instruction, and assist the Seller in handling formalities in relation to return of Target Shares, including but not limited to register the Target Company as the sole holder of all Seller’s Target Shares, remove relevant director candidates it appointed to the Target Company and Yiyang Yukang, execute and deliver supporting legal documents in connection therewith.

8.7	Limitation on Transfer of Target Shares

Before the Seller receive all Closing Payment in accordance with this Agreement, the Purchaser shall not create any encumbrance on the Target Shares or transfer the Target Share to other third parties (including the Purchaser’s Affiliates), or enter into intention or arrangement with other third parties (including the Purchaser’s Affiliates) to transfer such shares.

SECTION 9. TERMINATION

9.1	This Agreement and the transactions contemplated herein shall terminate:

(a)	if the Closing does not take place on or prior to December 31, 2008, subject to any agreement by the Parties to permit the Closing at a later date;

(b)	upon the mutual consent in writing of the Parties hereto; or

(c)	if a Party is in material breach of its representations, warranties or obligations hereunder and such breach (if capable of remedy) is not remedied within forty-five (45) days after its receipt of a written notice from any other Party requesting the remedy of such breach.

9.2	If this Agreement is terminated pursuant to the provisions of Section 9.1, then this Agreement shall have no further effect; provided that no Party shall be relieved of any liability for a breach of this Agreement or for any misrepresentation hereunder, nor shall such termination be deemed to constitute a waiver of any available remedy (including specific performance if available) for any such breach or misrepresentation.

9.3	The provisions of Section 7, Section 8, Section 9, Section 10, and Section 11 shall survive the termination of this Agreement.

SECTION 10. INDEMNIFICATION

10.1

Each of Seller, the Target Company and the Warrantors hereby severally and jointly agrees to indemnify and hold harmless each Target Group Company, Purchaser or its Affiliates, together with the employees, officers or directors of the foregoing, from and against any and all Indemnifiable Losses suffered by such Target Group Company, Purchaser or its Affiliates, or such

53	Share Purchase Agreement

employees, officers or directors, directly or indirectly, as a result of, or based upon or arising from, (i) any inaccuracy in or breach or non-performance of any of the representations, warranties, covenants or agreements made by Seller, the Target Company and the Warrantors herein or in any other Contracts entered into in connection with this Agreement; (ii) any Liabilities arising from Seller’s ownership of the Target Shares, or operation or management of the Target Group on or prior to the Closing date, except for any Liabilities Purchaser otherwise agrees to assume under this Agreement, the Liabilities of such Target Group Company set out in such Target Group Company’s consolidated balance sheets as at December 31, 2006, December 31, 2007 and October 31, 2008, as furnished to Purchaser pursuant to Section 7.6 hereof, and the Liabilities of such Target Group Company set out in the Disclosure Schedules; (iii) all Taxes payable by Seller as a result of the transactions contemplated hereunder; (iv) all Taxes payable by such Target Group Company for any Pre-Closing Tax Period, (v) any extra Taxes required to be paid to Tax authorities due to revocation or decrease of preferential tax treatment enjoyed by each Target Group Company (including but not limited to such preferential tax treatments as “2-year exemption and 3-year half payment”) or due to any other reason that results in any of the Target Group Companies ceasing to be entitled to any part of such preferential tax treatment and any delinquent payment, fines or other charges arising therefrom, provided however, the Sellers, the Target Company and the Warrantors shall not, as of January 1, 2012 (inclusive), severally and jointly be liable for any and all Indemnifiable Losses suffered by such Target Group Company, Purchaser or its Affiliates, together with its employees, officers or directors directly and indirectly arising therefrom; (vi) all Taxes payable by such Target Group Company as withholding entity (including, but not limited to, any withholding Tax obligations with respect to any PRC Tax imposed on Seller as a result of the transactions contemplated hereunder), transferee or successor in connection with any of the transactions or events involving Seller or any of the Target Group Companies under any Contract entered into or Applicable Laws in effect on or prior to the Closing date; (vii) with respect to the investment by the Warrantors in the Target Group Companies and Seller, any failure by any of the Warrantors, Seller and the Target Group Companies to fully pay the consideration for the shares obtained in each Target Group Company, to obtain any Consent required by any and all Governmental Entity, and to meet filing and registration requirements with any and all relevant Governmental Entity as required by Applicable Laws, including but not limited to, any penalties, or restriction and prohibition imposed on the Seller and/or each Target Group Company as a result of any failure of each Warrantor, Lu Guanghui, Lu Canhui, each Target Group Company and/or Seller to complete or obtain, or procure the completion of or obtaining the relevant consents and requirements as required by the Foreign Exchange Rules and Regulations, SAFE or its local branches (including but not limited to inability of each Target Group Company to pay profit, dividend, liquidation payment, consideration for share transfer or capital decrease to the Purchaser.) (Provided that, in the event of any of the circumstances above, without adversely affecting Purchaser and/or each of the Target Group Companies, Purchaser shall allow Seller, within a reasonable time limit required by Purchaser and at Seller’s sole expense (including payment of all fines, costs, charges and fees, including the interest and penalties imposed or assessed thereon), to complete ex post filing and registration and apply for approval from the Governmental Entity); (viii) social insurance contribution made by Shenzhen Yu

54	Share Purchase Agreement

Kang Telecom Investment and Development Co., Ltd. on behalf of Yiyang Yukang from January 2008 to April 2008; (ix) any failure by Yiyang Yukang to pay social insurance fees for its employees under Applicable Laws and any delinquent payment, fines and other charges arising therefrom; (x) any indebtedness, obligations, Liabilities arising from agency agreement between Yiyang Yukang and its Major Customers and termination thereof; (xi) any failure by any Target Group Company and / or its Controller to comply with Foreign Exchange Rules and Regulations, other relevant Applicable Law and requirements of Government Entities or to obtain relevant Consents from such Government Entities; (xii) any failure by such Target Group Company incorporated and existing in PRC to comply with Applicable Laws and obtain prerequisite and valid Foreign Exchange Permits, in connection with foreign exchange transactions conducted currently and proposed to be conducted; (xiii) in connection with any Leased Property, failure to obtain the Property Lease Registration Certificate or other consents in accordance with the Applicable Laws, thereby the interests and rights of any Target Group Company as tenant of the Leased Property under relevant lease or Applicable Laws are affected; or (xiv) on or before the Closing date any liabilities, obligations or Liabilities incurred by any of the Target Group Companies as an employer as a result of its establishment, performance or termination of employment relationship with any of its current or former Employees (including without limitation standard wages and allowances, overtime pays, economic compensation, damages, taxes paid or withheld, any social welfare benefits or social insurance contributions payable by such Target Group Company as an employer to its Employees pursuant to any Applicable Laws) or any economic compensation, damages, delinquent payment, fines or liabilities for damages arising from such Target Group Company’s failure to perform or bear such liabilities, obligations or Liabilities, or other punishments or costs that ought to be incurred by such Target Group Company under any Applicable Laws, except otherwise provided in this Section 10.1.

10.2	The Purchaser hereby agrees to indemnify and hold harmless any Seller, Target Company and Warrantors or its Affiliates, together with the employees, officers or directors of the foregoing, from and against any and all Indemnifiable Losses suffered by such Seller, Target Group Company or its Affiliates, or such employees, officers or directors, directly or indirectly, as a result of any untrue representations, warranties and covenants or consents under this Agreement or other contracts entered into in connection with this Agreement, or breach or non-performance of such representations, warranties and covenants or consents.

10.3

Any Party seeking indemnification with respect to any Indemnifiable Loss (an “Indemnified Party”) shall give notice to the Parties required to provide indemnity hereunder (the “Indemnifying Parties”). If any claim, demand or liability is asserted by any third party against any Indemnified Party, such Indemnifying Parties shall upon the written request of the Indemnified Party, defend any actions or proceedings brought against the Indemnified Party in respect of matters embraced by the indemnity hereunder. If, after a request to defend any action or proceeding, such Indemnifying Parties neglect to defend the Indemnified Party, a recovery against the Indemnified Party suffered by them in good faith shall be prima facie in their favor against such Indemnifying Parties; provided, however, that, if such Indemnifying Parties have not received any reasonable notice of the

55	Share Purchase Agreement

action or proceeding against the Indemnified Party or are not allowed to control their defense, judgment against the Indemnified Party shall only constitute presumptive evidence against such Indemnifying Parties. The foregoing procedure does not apply to Indemnifiable Losses arising from Taxes.

10.4	Following the Closing, Purchaser shall cause to be timely filed all Tax Returns required to be filed by each of the Target Group Company after the date of the Closing respect to any taxable period beginning on or before the Closing date, and pay or cause to be paid all Taxes shown due thereon. Not later than twenty (20) days prior to the due date for the payment of Taxes on any Tax Returns to be filed in accordance with this Section 10.4, Seller shall pay to Purchaser the amount of Taxes, as reasonably determined by Purchaser and Seller based on the final amount decided by the tax authority, owed by Seller pursuant to the provisions of Section 10.1(iv).

10.5	Each Target Group Company will, unless prohibited by Applicable Law, close the taxable period of each Target Group Company at the time of close of business on the Closing date. If Applicable Laws does not permit each Target Group Company to close its taxable year on the Closing date or in any case in which a Tax is assessed with respect to a Straddle Period, the Taxes, if any, attributable to a Straddle Period shall be allocated (i) to Seller as at the close of business on the Closing date, and (ii) to Purchaser for the period subsequent to the Closing date. Any allocation of income or deductions required to determine any Taxes attributable to a Straddle Period shall be made by means of a closing of the books and records of each of the Target Group Company at the time of close of business on the Closing date; provided, however, that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period ending on the Closing date and the period after the Closing date in proportion to the number of days in each such period.

10.6	This Section 10 shall not be deemed to preclude or otherwise limit in any way the exercise of any other rights or pursuit of other remedies for the breach of this Agreement or with respect to any misrepresentation in this Agreement.

10.7	Any Indemnifiable Losses claimed by Purchaser against any other Parties pursuant to this Section 10 could be automatically deducted from the Closing Payment or Contingent Payments when claimed.

SECTION 11. MISCELLANEOUS

11.1	Seller and the Warrantors undertake that they will, and will ensure that their Affiliates and any managers, directors, agents or other professionals and advisors of the aforesaid Persons will, maintain the confidentiality of the information and materials concerning the following matters:

(a)	any conditions, events, information or materials (including any data in the possession of each Target Group Company) concerning the customers, business, operations, personnel matters, financial affairs, legal affairs, assets, or products of each Target Group Company; or

56	Share Purchase Agreement

(b)	any information or materials concerning the contents of this Agreement,

except for any disclosure made as required under any Applicable Laws or by any Governmental Entity, provided, however, that reasonable efforts shall be made to secure a confidential treatment of any confidential information that has thus been disclosed.

11.2	This Agreement shall be binding upon and shall be enforceable by each Party, its successors and permitted assigns. Purchaser may assign any or all of its rights or obligations hereunder to any of its Affiliates, provided that Purchaser shall have the obligation to cause such Affiliate to have the assigned rights or perform the assigned obligations pursuant to this Agreement. Except as provided in the preceding sentence, no Party may assign any of its rights or obligations hereunder to any third party without the prior written approval of the other Parties.

11.3	[This Section 11.3 is intentionally left blank.]

11.4	This Agreement shall be governed by, and construed in accordance with, laws of Hong Kong without regard to conflicts of laws principles thereunder.

11.5	Any dispute, controversy or claim (each, a “Dispute”) arising out of or relating to this Agreement or the interpretation, breach, termination or validity hereof, shall be resolved at the first instance through consultation between the Parties to such Dispute. Such consultation shall begin immediately after any Party has delivered a written notice to any other Party to the Dispute requesting such consultation. If the Dispute is not resolved within thirty (30) days following the date on which such notice is given, the Dispute shall be submitted to arbitration upon the request of any Party to the Dispute with notice to the other Parties to the Dispute. The arbitration shall be conducted in Hong Kong under the Hong Kong International Arbitration Centre Administered Arbitration Rules in force when the Notice of Arbitration is submitted in accordance with the said Rules.. There shall be three (3) arbitrators. The claimers in the Dispute shall nominate one (1) arbitrator and the respondents in the Dispute shall nominate one (1) arbitrator within thirty (30) days after the delivery of the Arbitration Notice to the respondents in the Dispute. Both arbitrators shall agree on the third arbitrator within thirty (30) days of their appointment. In the event any arbitrator has not been timely appointed, such arbitrator shall be appointed by Secretary General of the Hong Kong International Arbitration Centre. The arbitration proceedings shall be conducted in English. Each Party to the arbitration shall cooperate with each other Party to the arbitration in making full disclosure of and providing complete access to all information and documents requested by such other Party in connection with such arbitration proceedings, subject only to any confidentiality obligations binding on such Party. The costs of arbitration shall be borne by the losing Party, unless otherwise determined by the arbitration tribunal. When any dispute occurs and when any dispute is under arbitration, except for the matters in dispute, the Parties shall continue to fulfill their respective obligations and shall be entitled to exercise their rights under this Agreement. The award of the arbitration tribunal shall be final and binding upon the Parties, and the prevailing Party may apply to a court of competent jurisdiction for enforcement of such award. Any Party shall be entitled to seek preliminary injunctive relief from any court of competent jurisdiction pending the constitution of the arbitral tribunal.

57	Share Purchase Agreement

11.6	This Agreement has been executed in Chinese only.

11.7	Except as otherwise permitted herein, this Agreement and its provisions may be amended, changed, waived, discharged or terminated only by a writing signed by each of the Parties.

11.8	All notices, claims, certificates, requests, demands and other communications hereunder shall be made in writing and shall be delivered to any Party hereto by hand or sent by facsimile or sent, postage prepaid, by reputable overnight courier services at the address given for such Party on the signature pages hereof, and shall be deemed given when so delivered by hand, or if sent by facsimile, upon receipt of a confirmed transmittal receipt, or if sent by overnight courier, upon delivery to or pickup by the overnight courier service. Any Party may change the address to which notice should be sent for such Party by giving a notice in writing of such change to each of the other Parties.

11.9	This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior written or oral understandings or agreements. Bright Rainbow and Seller hereby agree that notwithstanding anything to the contrary in any Applicable Law, the Letter of Intent for Cooperation dated November 21, 2008 between Purchaser and Seller shall be deemed to have been terminated and rescinded on the date hereof and no provision thereof shall remain in force and effect.

11.10	If any provision of this Agreement is held invalid or unenforceable to any extent, the remainder of this Agreement shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

11.11	The rights and remedies available under this Agreement or otherwise available shall be cumulative of all other rights and remedies and may be exercised successively. No failure to exercise or delay in exercising the rights or remedies under this Agreement shall operate as a waiver thereof or a waiver of any other right or remedy. No single or partial exercise of any right or remedy under this Agreement shall preclude subsequent exercise thereof or exercise of any other right or remedy. With respect to Seller, if, following the Closing and subject to Section 10 hereof, each of Seller, the Target Group Companies and the Warrantors takes remedial measures or grants indemnification, protecting Purchaser against such Indemnifiable Losses, even if any of the circumstances described in Section 10.1 occurs, Purchaser shall, upon satisfaction by Yiyang Yukang of the Net Profit or Reviewed Net Profit requirement imposed on Yiyang Yukang under Sections 2.3 and 6.3 hereof, pay to Seller appropriate Closing Payment or Contingent Payment and grant to the management of Yiyang Yukang stock option/appreciation right pursuant to the foregoing provisions.

11.12	This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

58	Share Purchase Agreement

11.13	Except to the extent expressly stated otherwise herein, nothing in this Agreement is intended to confer any rights, benefits, or obligations hereunder upon any Person other than the Parties hereto and their respective successors and permitted assigns.

11.14	During the period from the date of execution hereof to the Closing or the termination hereof, Seller and its Affiliates shall not, directly or indirectly through any of their managers, directors, agents or other personnel, make any proposal or solicitation, offer any inducement or provide any information to, hold any direct or indirect negotiation of any kind or enter into any confidentiality agreement, letter of intent, purchase agreement or any other similar agreement with any person other than Purchaser with respect to the purchase of any part or all of the Target Shares, the merger, consolidation or business integration of any Target Group Company, the sale of all or major assets of any Target Group Company or any similar out-of-the-ordinary transaction that involves any Target Group Company.

11.15	Seller shall pay all Taxes or expenses and all recording fees that may be imposed as a result of the sale and transfer of the Shares under this Agreement (including any stamp, duty, or other Tax chargeable in respect of any instrument transferring property, together with any and all penalties, interest, and additions to Tax with respect thereto) (“Transfer Taxes”).

[The remainder of this page is intentionally left blank]

59	Share Purchase Agreement

Execution Copy

[Signature Page]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their representatives as of the date first written above.

CHINA DRTV, INC.

By:
Name:
Title:	Authorized Representative

Address for notice:

12F, Xin Yin Building, 888, Yishan Road, Shanghai (200233)

Tel: (8621) 5151 8888
Fax: (8621) 5450 0702

BRIGHT RAINBOW INVESTMENTS LIMITED

By:
Name:
Title:	Authorized Representative

Address for notice:

12F, Xin Yin Building, 888, Yishan Road, Shanghai (200233)

Tel: (8621) 5151 8888
Fax: (8621) 5450 0702

Share Purchase Agreement

SMOOTH PROFIT LIMITED

By:	/s/ Han Tingtao
Name:	Han Tingtao
Title:	Authorized Representative

Address for notice:

23/F, China Economic Trade Building, Zi Zhu Qi Street, Futian District, Shenzhen, PRC

Tel: (86755) 82537302
Fax: (86755) 82537315

MILLIONS PEOPLE HOLDINGS LIMITED

By:	/s/ Han Tingtao
Name:	Han Tingtao
Title:	Authorized Representative

Address for notice:

23/F, China Economic Trade Building, Zi Zhu Qi Street, Futian District, Shenzhen, PRC

Tel: (86755) 82537302
Fax: (86755) 82537315

Luo Jinping

By:	/s/ Luo Jinping

Address for notice:

23/F, China Economic Trade Building, Zi Zhu Qi Street, Futian District, Shenzhen, PRC

Tel: (86) 13501569998
Fax: (86755) 82537315

61	Share Purchase Agreement

Han Tingtao

By:	/s/ Han Tingtao

Address for notice:

23/F, China Economic Trade Building, Zi Zhu Qi Street, Futian District, Shenzhen, PRC

Tel: (86) 13902979470
Fax: (86755) 82537315

62	Share Purchase Agreement

Long Jieying

By:	/s/ Long Jieying

Address for notice:

23/F, China Economic Trade Building, Zi Zhu Qi Street, Futian District, Shenzhen, PRC

Tel: (86) 13828880005/13632216888
Fax: (86755) 82537315

Peng Lei

By:	/s/ Peng Lei

Address for notice:

23/F, China Economic Trade Building, Zi Zhu Qi Street, Futian District, Shenzhen, PRC

Tel: (86) 13823616699
Fax: (86755) 82537315

Yang Jiancheng

By:	/s/ Yang Jiancheng

Address for notice:

23/F, China Economic Trade Building, Zi Zhu Qi Street, Futian District, Shenzhen, PRC

Tel: (86) 13510016688
Fax: (86755) 82537315

63	Share Purchase Agreement

Li Jinrong

By:	/s/ Li Jinrong

Address for notice:

23/F, China Economic Trade Building, Zi Zhu Qi Street, Futian District, Shenzhen, PRC

Tel: (86) 13802519999
Fax: (86755) 82537315

Li Lixin

By:	/s/ Li Lixin

Address for notice:

23/F, China Economic Trade Building, Zi Zhu Qi Street, Futian District, Shenzhen, PRC

Tel: (86) 13032216596
Fax: (86755) 82537315

Hu Jiansong

By:	/s/ Hu Jiansong

Address for notice:

23/F, China Economic Trade Building, Zi Zhu Qi Street, Futian District, Shenzhen, PRC

Tel: (86) 13808802853
Fax: (86755) 82537315

64	Share Purchase Agreement

Lu Guanghui

By:	/s/ Lu Guanghui

Address for notice:

23/F, China Economic Trade Building, Zi Zhu Qi Street, Futian District, Shenzhen, PRC

Tel: (86) 13928853333
Fax: (86755) 82537315

Lu Canhui

By:	/s/ Lu Canhui

Address for notice:

23/F, China Economic Trade Building, Zi Zhu Qi Street, Futian District, Shenzhen, PRC

Tel: (86) 13873758888/13922346666
Fax: (86755) 82537315

65	Share Purchase Agreement

EXHIBIT 1

Contigent Maximum Consideration

Seller Name	Number and Percentage of the Target Shares Held by Seller	Closing Payment	2008 Contingent Payment	2009 Contingent Payment	2010 Contingent Payment
Millions People Holdings Limited	50,000 common shares; 100% of outstanding shares	a Closing Payment totally equal to US$14,700,000 including (i) 2,564,103 Acorn’s Shares (at a value totally equivalent to US$8,000,000, US$3.12 per Acorn’s Shares), and (ii) US$6,700,000 in cash	an aggregate amount equal to US$14,700,000 (the “2008 Contingent Payment”) by (i) causing a transfer of or issuing 2,564,103 Acorn’s Shares (at a value totally equivalent to US$8,000,000, US$3.12 per Acorn’s Shares) to Seller and (ii) wire transfer of US$6,700,000 in immediately available funds into the Seller’s Bank Account	an aggregate amount equal to US$14,700,000 (the “2009 Contingent Payment”) by (i) causing a transfer of or issuing 1,282,050 Acorn’s Shares (at a value totally equivalent to US$4,000,000, US$3.12 per Acorn’s Shares) to Seller and (ii) wire transfer of US$10,700,000 in immediately available funds into the Seller’s Bank Account	an aggregate amount equal to US$14,700,000 (the “2010 Contingent Payment”): method (i): paying US$14,700,000 in cash in immediately available funds into the Seller’s Bank Account; or method (ii) causing a transfer of or issuing 1,282,050 Acorn’s Shares (at a value equivalent to US$4,000,000, US$3.12 per Acorn’s Shares) to Seller, and to pay US$10,700,000 in cash by wire transfer of immediately available funds into the Seller’s Bank Account

Share Purchase Agreement

EXHIBIT 2

Compliance Certificate

by

Seller

            , 2008

To:	China DRTV, Inc.

[Address]

Dear Sirs,

Reference is hereby made to that certain Share Purchase Agreement, dated             , 2008 (the “Share Purchase Agreement”), by and among Millions People Holdings Limited (“Seller”), Smooth Profit Limited (“Target Company”), Luo Jinping, Han Tingtao, Long Jieying, Peng Lei, Yang Jiancheng, Li Jinrong, Li Lixin and Hu Jiansong (collectively the “Warrantors”), Lu Guanghui, Lu Canhui, Bright Rainbow Investments Limited and China DRTV, Inc. (“Purchaser”). Underlined terms used and not otherwise defined herein have the meanings ascribed thereto in the Share Purchase Agreement.

THE UNDERSIGNED,                                 , does hereby certify that [he/she] is the duly elected and qualified authorised representative of Seller, and does hereby further certify on behalf of Seller that as of the date of Closing, all the conditions specified in Article 3.1(a) to 3.1(e) of the Share Purchase Agreement have been fulfilled.

Signature:

MILLIONS PEOPLE HOLDINGS LIMITED

Signature:
Name:
Title:	Authorised Representative

Share Purchase Agreement

EXHIBIT 2

Compliance Certificate

by

Target Company

            , 2008

To:	China DRTV, Inc.

[Address]

Dear Sirs,

Reference is hereby made to that certain Share Purchase Agreement, dated             , 2008 (the “Share Purchase Agreement”), by and among Millions People Holdings Limited (“Seller”), Smooth Profit Limited (“Target Company”), Luo Jinping, Han Tingtao, Long Jieying, Peng Lei, Yang Jiancheng, Li Jinrong, Li Lixin and Hu Jiansong (collectively the “Warrantors”), Lu Guanghui, Lu Canhui, and Bright Rainbow Investments Limited and China DRTV, Inc. (“Purchaser”). Underlined terms used and not otherwise defined herein have the meanings ascribed thereto in the Share Purchase Agreement.

THE UNDERSIGNED,                                 , does hereby certify that [he/she] is the duly elected and qualified authorised representative of the Target Company, and does hereby further certify on behalf of the Target Company that as of the date of Closing, all the conditions specified in Article 3.1(a) to 3.1(e) of the Share Purchase Agreement have been fulfilled.

Signature:

SMOOTH PROFIT LIMITED

Signature:
Name:
Title:	Authorised Representative

Share Purchase Agreement

EXHIBIT 2

Compliance Certificate

by

Luo Jinping

            , 2008

To:	China DRTV, Inc.

[Address]

Dear Sirs,

Reference is hereby made to that certain Share Purchase Agreement, dated             , 2008 (the “Share Purchase Agreement”), by and among Millions People Holdings Limited (“Seller”), Smooth Profit Limited (“Target Company”), Luo Jinping, Han Tingtao, Long Jieying, Peng Lei, Yang Jiancheng, Li Jinrong, Li Lixin and Hu Jiansong (collectively the “Warrantors”), Lu Guanghui, Lu Canhui, and Bright Rainbow Investments Limited and China DRTV, Inc. (“Purchaser”). Underlined terms used and not otherwise defined herein have the meanings ascribed thereto in the Share Purchase Agreement.

THE UNDERSIGNED, Luo Jinping (PRC ID No.: 422827197307060020), does hereby certify that as of the date of Closing, all the conditions specified in Article 3.1(a) to 3.1(e) of the Share Purchase Agreement have been fulfilled.

Signature:

/s/ Luo Jinping
Luo Jinping

Share Purchase Agreement

EXHIBIT 2

Compliance Certificate

by

Han Tingtao

            , 2008

To:	China DRTV, Inc.

[Address]

Dear Sirs,

Reference is hereby made to that certain Share Purchase Agreement, dated             , 2008 (the “Share Purchase Agreement”), by and among Millions People Holdings Limited (“Seller”), Smooth Profit Limited (“Target Company”), Luo Jinping, Han Tingtao, Long Jieying, Peng Lei, Yang Jiancheng, Li Jinrong, Li Lixin and Hu Jiansong (collectively the “Warrantors”), Lu Guanghui, Lu Canhui, Bright Rainbow Investments Limited and China DRTV, Inc. (“Purchaser”). Underlined terms used and not otherwise defined herein have the meanings ascribed thereto in the Share Purchase Agreement.

THE UNDERSIGNED, Han Tingtao (PRC ID No.: 34010319571016353X ), does hereby certify that as of the date of Closing, all the conditions specified in Article 3.1(a) to 3.1(e) of the Share Purchase Agreement have been fulfilled.

Signature:

/s/ Han Tingtao
Han Tingtao

Share Purchase Agreement

EXHIBIT 2

Compliance Certificate

by

Long Jieying

            , 2008

To:	China DRTV, Inc.

[Address]

Dear Sirs,

Reference is hereby made to that certain Share Purchase Agreement, dated             , 2008 (the “Share Purchase Agreement”), by and among Millions People Holdings Limited (“Seller”), Smooth Profit Limited (“Target Company”), Luo Jinping, Han Tingtao, Long Jieying, Peng Lei, Yang Jiancheng, Li Jinrong, Li Lixin and Hu Jiansong (collectively the “Warrantors”), Lu Guanghui, Lu Canhui, Bright Rainbow Investments Limited and China DRTV, Inc. (“Purchaser”). Underlined terms used and not otherwise defined herein have the meanings ascribed thereto in the Share Purchase Agreement.

THE UNDERSIGNED, Long Jieying (PRC ID No.: 432325197204200029), does hereby certify that as of the date of Closing, all the conditions specified in Article 3.1(a) to 3.1(e) of the Share Purchase Agreement have been fulfilled.

Signature:

/s/ Long Jieying
Long Jieying

Share Purchase Agreement

EXHIBIT 2

Compliance Certificate

by

Peng Lei

            , 2008

To:	China DRTV, Inc.

[Address]

Dear Sirs,

Reference is hereby made to that certain Share Purchase Agreement, dated             , 2008 (the “Share Purchase Agreement”), by and among Millions People Holdings Limited (“Seller”), Smooth Profit Limited (“Target Company”), Luo Jinping, Han Tingtao, Long Jieying, Peng Lei, Yang Jiancheng, Li Jinrong, Li Lixin and Hu Jiansong (collectively the “Warrantors”), Lu Guanghui, Lu Canhui, Bright Rainbow Investments Limited and China DRTV, Inc. (“Purchaser”). Underlined terms used and not otherwise defined herein have the meanings ascribed thereto in the Share Purchase Agreement.

THE UNDERSIGNED, Peng Lei (PRC ID No.: 610402197610132300), does hereby certify that as of the date of Closing, all the conditions specified in Article 3.1(a) to 3.1(e) of the Share Purchase Agreement have been fulfilled.

Signature:

/s/ Peng Lei
Peng Lei

Share Purchase Agreement

EXHIBIT 2

Compliance Certificate

by

Yang Jiancheng

            , 2008

To:	China DRTV, Inc.

[Address]

Dear Sirs,

Reference is hereby made to that certain Share Purchase Agreement, dated             , 2008 (the “Share Purchase Agreement”), by and among Millions People Holdings Limited (“Seller”), Smooth Profit Limited (“Target Company”), Luo Jinping, Han Tingtao, Long Jieying, Peng Lei, Yang Jiancheng, Li Jinrong, Li Lixin and Hu Jiansong (collectively the “Warrantors”), Lu Guanghui, Lu Canhui, Bright Rainbow Investments Limited and China DRTV, Inc. (“Purchaser”). Underlined terms used and not otherwise defined herein have the meanings ascribed thereto in the Share Purchase Agreement.

THE UNDERSIGNED, Yang Jiancheng (PRC ID No.: 433002197010120418), does hereby certify that as of the date of Closing, all the conditions specified in Article 3.1(a) to 3.1(e) of the Share Purchase Agreement have been fulfilled.

Signature:

/s/ Yang Jiancheng
Yang Jiancheng

Share Purchase Agreement

EXHIBIT 2

Compliance Certificate

by

Li Jinrong

            , 2008

To:	China DRTV, Inc.

[Address]

Dear Sirs,

Reference is hereby made to that certain Share Purchase Agreement, dated             , 2008 (the “Share Purchase Agreement”), by and among Millions People Holdings Limited (“Seller”), Smooth Profit Limited (“Target Company”), Luo Jinping, Han Tingtao, Long Jieying, Peng Lei, Yang Jiancheng, Li Jinrong, Li Lixin and Hu Jiansong (collectively the “Warrantors”), Lu Guanghui, Lu Canhui, Bright Rainbow Investments Limited and China DRTV, Inc. (“Purchaser”). Underlined terms used and not otherwise defined herein have the meanings ascribed thereto in the Share Purchase Agreement.

THE UNDERSIGNED, Li Jinrong (PRC ID No.: 23010519641231133X), does hereby certify that as of the date of Closing, all the conditions specified in Article 3.1(a) to 3.1(e) of the Share Purchase Agreement have been fulfilled.

Signature:

/s/ Li Jinrong
Li Jinrong

Share Purchase Agreement

EXHIBIT 2

Compliance Certificate

by

Li Lixin

            , 2008

To:	China DRTV, Inc.

[Address]

Dear Sirs,

Reference is hereby made to that certain Share Purchase Agreement, dated             , 2008 (the “Share Purchase Agreement”), by and among Millions People Holdings Limited (“Seller”), Smooth Profit Limited (“Target Company”), Luo Jinping, Han Tingtao, Long Jieying, Peng Lei, Yang Jiancheng, Li Jinrong, Li Lixin and Hu Jiansong (collectively the “Warrantors”), Lu Guanghui, Lu Canhui, Bright Rainbow Investments Limited and China DRTV, Inc. (“Purchaser”). Underlined terms used and not otherwise defined herein have the meanings ascribed thereto in the Share Purchase Agreement.

THE UNDERSIGNED, Li Lixin (PRC ID No.: 510303670622001), does hereby certify that as of the date of Closing, all the conditions specified in Article 3.1(a) to 3.1(e) of the Share Purchase Agreement have been fulfilled.

Signature:

/s/ Li Lixin
Li Lixin

Share Purchase Agreement

EXHIBIT 2

Compliance Certificate

by

Hu Jiansong

            , 2008

To:	China DRTV, Inc.

[Address]

Dear Sirs,

Reference is hereby made to that certain Share Purchase Agreement, dated             , 2008 (the “Share Purchase Agreement”), by and among Millions People Holdings Limited (“Seller”), Smooth Profit Limited (“Target Company”), Luo Jinping, Han Tingtao, Long Jieying, Peng Lei, Yang Jiancheng, Li Jinrong, Li Lixin and Hu Jiansong (collectively the “Warrantors”), Lu Guanghui, Lu Canhui, Bright Rainbow Investments Limited and China DRTV, Inc. (“Purchaser”). Underlined terms used and not otherwise defined herein have the meanings ascribed thereto in the Share Purchase Agreement.

THE UNDERSIGNED, Hu Jiansong (PRC ID No.: 330126196105073138), does hereby certify that as of the date of Closing, all the conditions specified in Article 3.1(a) to 3.1(e) of the Share Purchase Agreement have been fulfilled.

Signature:

/s/ Hu Jiansong
Hu Jiansong

Share Purchase Agreement

EXHIBIT 3

Closing Certificate

of

Target Company

This Certificate is delivered pursuant to that certain Share Purchase Agreement, dated             , 2008 (the “Share Purchase Agreement”), by and among Millions People Holdings Limited (“Seller”), Smooth Profit Limited (“Target Company”), Luo Jinping, Han Tingtao, Long Jieying, Peng Lei, Yang Jiancheng, Li Jinrong, Li Lixin and Hu Jiansong (collectively the “Warrantors”), Lu Guanghui, Lu Canhui, Bright Rainbow Investments Limited and China DRTV, Inc. (“Purchaser”). Underlined terms used and not otherwise defined herein have the meanings ascribed thereto in the Share Purchase Agreement.

THE UNDERSIGNED,                                 , does hereby certify that he/she is the duly elected and qualified [Director/Legal Representative] of the Target Company, and does hereby further certify on behalf of the Target Company that as of the date of Closing:

1. Attached hereto as Annex A is a true, complete and correct copy of the Certificate of Incorporation, Good Standing Certificate, and Memorandum and Articles of Association of the Target Company; no action has been taken by the Target Company or its shareholders, directors or officers in contemplation of the liquidation or dissolution of the Target Company, and such Articles of Association are in full force and effect on the date hereof.

2. Attached hereto as Annex B is a true, complete and correct copy of the resolutions adopted by the [board of directors/shareholders] of the Target Company on             , 2008; such resolutions have not been amended, rescinded or modified since their adoption and remain in full force and effect as of the date hereof; and such resolutions are the only resolutions adopted by the [board of directors/shareholders] of the Target Company relating to the Share Purchase Agreement and the other Transaction Documents and Transactions related thereto.

3. Attached hereto as Annex C is a true, complete and correct copy of the Register of Shareholders of the Target Company as at the date hereof.

4. Attached hereto as Annex D is a true and correct incumbency schedule of the directors of the Target Company and that the persons listed on such incumbency schedule have been duly elected or appointed to, are qualified for, are acting in, and on the date hereof do hold, the directorships or offices of the Target Company set forth opposite their respective names on such incumbency schedule, each is authorized to execute on behalf of the Target Company the Share Purchase Agreement and all other Transaction Documents related thereto and that the original signatures appearing opposite the names of such directors or officers are genuine signatures of such directors or officers.

Share Purchase Agreement

IN WITNESS WHEREOF, the undersigned has executed this certificate this      day of             , 2008.

[Corporate Seal]

Name:
Title:

I, [Insert Verifying Director’s Name], a duly elected and qualified [director/legal representative] of the Target Company, hereby certify that [Insert Certifying Director’s Name] is the duly appointed, qualified and acting [Insert Certifying Director’s Title] of the Target Company, is holding the directorships or offices of the Target Company, and that the signature appearing above is his/her genuine signature.

IN WITNESS WHEREOF, I have hereunto signed my name this      day of             , 2008.

Name:
Title:

Share Purchase Agreement

EXHIBIT 3

Closing Certificate

of

Seller

This Certificate is delivered pursuant to that certain Share Purchase Agreement, dated             , 2008 (the “Share Purchase Agreement”), by and among Millions People Holdings Limited (“Seller”), Smooth Profit Limited (“Target Company”), Luo Jinping, Han Tingtao, Long Jieying, Peng Lei, Yang Jiancheng, Li Jinrong, Li Lixin and Hu Jiansong (collectively the “Warrantors”), Lu Guanghui, Lu Canhui, Bright Rainbow Investments Limited and China DRTV, Inc. (“Purchaser”). Underlined terms used and not otherwise defined herein have the meanings ascribed thereto in the Share Purchase Agreement.

THE UNDERSIGNED,                                 , does hereby certify that he/she is the duly elected and qualified [Director/Legal Representative] of Seller, and does hereby further certify on behalf of Seller that as of the date of Closing:

1. Attached hereto as Annex A is a true, complete and correct copy of the Certificate of Incorporation, Good Standing Certificate, and Memorandum and Articles of Association of the Seller; no action has been taken by the Seller or its shareholders, directors or officers in contemplation of the liquidation or dissolution of the Seller, and such Articles of Association are in full force and effect on the date hereof.

2. Attached hereto as Annex B is a true, complete and correct copy of the resolutions adopted by the [board of directors/shareholders] of the Seller on             , 2008; such resolutions have not been amended, rescinded or modified since their adoption and remain in full force and effect as of the date hereof; and such resolutions are the only resolutions adopted by the [board of directors/shareholders] of the Seller relating to the Share Purchase Agreement and the other Transaction Documents and Transactions related thereto.

3. Attached hereto as Annex C is a true, complete and correct copy of the Register of Shareholders of the Seller as at the date hereof.

4. Attached hereto as Annex D is a true and correct incumbency schedule of the directors of the Seller and that the persons listed on such incumbency schedule have been duly elected or appointed to, are qualified for, are acting in, and on the date hereof do hold, the directorships or offices of the Seller set forth opposite their respective names on such incumbency schedule, each is authorized to execute on behalf of the Seller the Share Purchase Agreement and all other Transaction Documents related thereto and that the original signatures appearing opposite the names of such directors or officers are genuine signatures of such directors or officers.

Share Purchase Agreement

IN WITNESS WHEREOF, the undersigned has executed this certificate this      day of             , 2008.

[Corporate Seal]

Name:
Title:

I, [Insert Verifying Director’s Name], a duly elected and qualified [director/legal representative] of the Seller, hereby certify that [Insert Certifying Director’s Name] is the duly appointed, qualified and acting [Insert Certifying Director’s Title] of the Seller, is holding the directorships or offices of the Seller, and that the signature appearing above is his/her genuine signature.

IN WITNESS WHEREOF, I have hereunto signed my name this      day of             , 2008.

Name:
Title:

Share Purchase Agreement

EXHIBIT 4

Director’s Resignation Letter

Date:

The Board of Directors

[Smooth Profit Limited]

Dear Sirs,

Re: Resignation as Director of [Smooth Profit Limited] (the “Company”)

I hereby tender my resignation as a director of the Company with effect from                     . I confirm that I have no claims whatsoever against the Company for compensation for loss of office or for fees or otherwise howsoever.

I hereby execute this letter as a deed.

SIGNED, SEALED and DELIVERED by	)
[Name of Director]	)

Share Purchase Agreement

EXHIBIT 4

Director’s Resignation Letter

Date:

The Board of Directors

[Yiyang Yukang Communication Device Co., Ltd.]

Dear Sirs,

Re: Resignation as Director of [Yiyang Yukang Communication Device Co., Ltd.] (the “Company”)

I hereby tender my resignation as a director of the Company with effect from                                 . I confirm that I have no claims whatsoever against the Company for compensation for loss of office or for fees or otherwise howsoever.

I hereby execute this letter as a deed.

SIGNED, SEALED and DELIVERED by	)
[Name of Director]	)

Share Purchase Agreement

EXHIBIT 5

Disclosure Schedules

Share Purchase Agreement

EXHIBIT 6

Confirmation Regarding Preferential Tax Status of Foreign Invested Manufacturing Enterprise

To: Yiyang Heshan State Tax Bureau

Re: Confirmation Regarding Preferential Tax Status of Foreign Invested Manufacturing Enterprise

Yiyang Yukang Communication Device Co., Ltd. (the “Company”) was established as a foreign invested enterprise on June 26, 2006. The Company was granted preferential tax status in 2007 (Yi Guo Shui Wai Han [2007] 003), pursuant to which, Yiyang Yukang was granted the enterprise income tax exemption status from January 22, 2007 to December 31, 2008, and the enterprise income tax half payment status from January 1, 2009 to December 31, 2011(“2-year exemption and 3-year half payment” Preferential Tax Status).

The Company has purchasing center, production center, R&D center, financial center, sales center and general manager’s office. In 2007, Yiyang Yukang set up its own production base and warehouse by leasing production lines and manpower from Shenzhen Easiecom Electronics Co., Ltd. and Dongguan Jinming Electronics Co., Ltd. Since then Yiyang Yukang has purchased raw material and designed product by itself. Production management personnel, engineer and quality management personnel appointed by Yiyang Yukang are responsible for on-site production and quality management, and warehouse-keepers appointed by Yiyang Yukang are responsible for receiving and delivering raw material and finished products. All finished products are sold by the Company.

In accordance with Article 8 of the Income Tax Law of the People’s Republic of China for Enterprises with Foreign Investment and Foreign Enterprises, Article 72 of the Implementation Rules of the Income Tax Law of the People’s Republic of China for Enterprises with Foreign Investment and Foreign Enterprises, and the Approval Reply Regarding Preferential Tax Status as a Foreign Invested Manufacturing of Enterprise Hewlett-Packard Technology (Shanghai) Co., Ltd., the Company has manufactured on a consigned basis, however the Company is responsible for such main process as R&D, design, quality control, key material purchase and sale. We think that, the income resulted from sale of the above products that are manufactured on a consigned basis belong to the income derived from manufacturing business, which are entitled to relevant preferential tax status. Therefore, the Company has enjoyed the “2-year exemption and 3-year half payment” Preferential Tax Status in accordance with preferential tax policies provided in relevant tax laws, regulations and documents applicable to foreign invested enterprises.

In accordance with Article 57 of the Enterprise Income Tax Law of the People’s Republic of China, Article 1 of the Notice Regarding Implementation of Transitional Preferential Enterprise Tax Policies, the enterprise granted with “2-year exemption and 3-year half payment” Preferential Tax Status before January 1, 2008 may continue to enjoy such status in accordance with relevant rules as

Share Purchase Agreement

provided in the tax laws, regulations and documents within the specified period. The Company was granted the status in the tax year 2007 and began to implement at the same year, therefore after the new tax law became effective as of January 1, 2008, we may enjoy such status till December 31, 2011.

We hereby ask for your confirmation that, the application of preferential tax status by us is legitimate, and as of the end of tax year 2008, all enterprise income tax due and payable by the Company to the tax authority have been paid in full or waivered before deadline in accordance with relevant laws and regulations

Yiyang Yukang Communication Device Co., Ltd.

Share Purchase Agreement

December 18, 2008

Share Purchase Agreement

Share Purchase Agreement

Exhibit 99.1

Acorn Closes Acquisition of Yiyang Yukang, a domestic communication equipment producer and distributor in China

(Shanghai, China; December 29, 2008) Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a leading integrated multi-platform marketing company in China engaged in developing, promoting and selling consumer products and services announced today the completion of its acquisition of Yiyang Yukang Communication Equipment Co. Limited (“Yiyang Yukang”), a domestic communication equipment producer and distributor in China, on December 24, 2008, pursuant to the terms of the definitive agreement entered into on December 18, 2008.

Acorn believes the acquisition will provide it a strong pipeline of mid-to-high end, differentiated and branded mobile handset products as well as strengthen Acorn’s existing distribution capability in China.

Under the agreement, Acorn has acquired Yiyang Yukang for consideration of $6.7 million in cash and 2,564,103 of its ordinary shares (“Ordinary Shares”) valued at a price of $3.12 per share (or $9.36 per each of Acorn’s American Depositary Shares), and shall pay up to an additional three earn-out payments equivalent to the maximum amount of US$44.1 million in a combination of cash and Ordinary Shares (valued at a price of $3.12 per share), contingent on Yiyang Yukang meeting certain earnings targets in 2008, 2009 and 2010 for each earn-out payment. Additionally, Yiyang Yukang shall cause its board of directors to resign, and Acorn shall have the right to appoint a majority of new board members, with the remaining to be appointed by Yiyang Yukang. The Ordinary Shares issued and to be issued in the acquisition are issued outside of the United States to non-U.S. persons and have not been registered under the Securities Act of 1933, as amended (“Securities Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the Securities Act.

About Acorn

Acorn is a leading integrated multi-platform marketing company in China, operating China’s largest TV direct sales business in terms of revenues and TV air time and a nationwide off-TV distribution network. Acorn’s TV direct sales platform consists of airtime purchased from both national and local channels. In addition to marketing and selling through its TV direct sales programs and its off-TV nationwide distribution network, Acorn also offers consumer products and services through catalogs, outbound telemarketing center and an ecommerce website. Leveraging its integrated multiple sales and marketing platforms, Acorn has built a proven track record of developing and selling proprietary-branded consumer products, as well as products and services from established third parties.

For more information, please visit http://www.chinadrtv.com.

Safe Harbor Statement

Statements in this release contain “forward-looking” statements. These statements are made under the “safe harbor” provisions of the U.S Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about Acorn’s beliefs and expectations, are forward-looking. These statements include, among others, statements regarding the benefits of the proposed transaction, such as our ability to successfully continue to grow our business through our investment in Yiyang Yukang, strengthen our mobile handset business, improve our leadership position in marketing and distribution of mobile handsets and build long-term shareholder value. Actual results may vary considerably; the transaction may not close when expected or at all, and may not generate the anticipated benefits, including increasing our ability to market mobile handsets, broadening our distribution capabilities in mobile handsets and generating shareholder value. In addition, Acorn’s industry is highly competitive and it faces a number of risks and uncertainties, including those outlined under “Risk Factors” beginning on page 6 of Acorn’s annual report on Form 20-F filed with the Securities and Exchange Commission on May 30, 2008. All information included in this press release is as of the date of this press release, and Acorn undertakes no duty to update such information, except as required under applicable law.

For further information, please contact:

Acorn International

Chen Fu, Director of Investor Relations

Tel: (86) 21 5151 8888 (ext.2228)

Email: ir@chinadrtv.com

PRChina

Jane Liu

Tel: (852) 2522 1838

Email: jliu@prchina.com.hk

Henry Chik

Tel: (852) 2522 1838

Email: hchik@prchina.com.hk